SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: November 2004	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Only the BCE Inc. Management's Discussion and Analysis for the quarter ended September 30, 2004 and the BCE Inc. unaudited interim consolidated financial statements for the quarter ended September 30, 2004, included on pages 2 to 30 and 31 to 41, respectively, of the BCE Inc. 2004 Third Quarter Shareholder Report filed with this Form 6-K, and the document entitled "Reconciliation of Canadian Generally Accepted Accounting Principles ("GAAP") to United States GAAP" filed with this Form 6-K as Appendix A, are incorporated by reference in the registration statements filed by BCE Inc. with the Securities and Exchange Commission on Form F-3 (Registration No. 333-12130), Form S-8 (Registration No. 333-12780), Form S-8 (Registration No. 333-12802) and Form S-8 (Registration No. 333-12804). Except for the foregoing, no other document or portion of document filed with this Form 6-K is incorporated by reference in BCE Inc.’s registration statements. Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

In this MD&A, we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures.

All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

Please refer to the unaudited consolidated financial statements for the third quarter of 2004 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2003 dated March 10, 2004 (BCE 2003 MD&A).

You will find more information about BCE, including BCE Inc.’s Annual Information Form for the year ended December 31, 2003 (BCE 2003 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future.

Forward-looking statements may include words such as anticipate, believe, could, expect, goal, intend, may, objective, outlook, plan, seek, strive, target and will.

Management’s Discussion and Analysis

This management’s discussion and analysis of financial condition and results of operations (MD&A) comments on BCE’s operations, financial condition and cash flows for the three months (Q3) and nine months (YTD) ended September 30, 2004 and 2003.

ABOUT FORWARD-LOOKING STATEMENTS

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
      Unless otherwise mentioned in this MD&A, the outlooks provided in the BCE 2003 MD&A dated March 10, 2004 remain unchanged.
     This MD&A contains forward-looking statements about BCE’s objectives, strategies, financial condition, results of operations, cash flows and businesses. These statements are “forward-looking” because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs.
     It is important to know that:

  forward-looking statements in this MD&A describe our expectations on November 2, 2004 our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.
  forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.
  we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

     Risks that could cause our actual results to materially differ from our current expectations are discussed in this MD&A including, in particular, in Risks That Could Affect Our Business.

We define EBITDA as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.

NON-GAAP FINANCIAL MEASURES

EBITDA

The term, EBITDA (earnings before interest, taxes, depreciation and amortization), does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.
      We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other items because they are transitional in nature.
      EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.

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EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP financial measure is operating income which is discussed in the Financial Results Analysis section of this MD&A. The tables below are reconciliations of EBITDA to operating income on a consolidated basis for BCE and Bell Canada.

BCE	Q3 2004	Q3 2003	YTD 2004	YTD 2003

EBITDA	1,936	1,895	5,733	5,563
Amortization expense	(769)	(801)	(2,305)	(2,325)
Net benefit plans cost	(61)	(44)	(189)	(129)
Restructuring and other items	(1,081)	(1)	(1,098)	(1)

Operating income	25	1,049	2,141	3,108

Bell Canada	Q3 2004	Q3 2003	YTD 2004	YTD 2003

EBITDA	1,856	1,817	5,432	5,270
Amortization expense	(734)	(758)	(2,199)	(2,228)
Net benefit plans cost	(55)	(46)	(173)	(135)
Restructuring and other items	(1,080)	(1)	(1,096)	(1)

Operating income (loss)	(13)	1,012	1,964	2,906

We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.	FREE CASH FLOW

The term, free cash flow, does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.
      We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.
      The most comparable Canadian GAAP financial measure is cash from operating activities. You will find a reconciliation of free cash flow to cash from operating activities on a consolidated basis in Financial and Capital Management.

Video services are television services provided to customers through our direct-to-home (DTH) satellites or by very high-speed digital subscriber line (VDSL) equipment.	About Our Business

BCE is Canada’s largest communications company. Starting in the first quarter of 2004, we report our results of operations under five segments: Consumer, Business, Aliant, Other Bell Canada and Other BCE.
      Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. Therefore, in addition to discussing our consolidated operating results in this MD&A, we discuss the operating results of each of our segments. See Note 2 to the unaudited consolidated financial statements for information about our segments.
      The Consumer segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers mainly in Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
      The Business segment provides local telephone, long distance, wireless, data, including Internet access, and other services to Bell Canada’s small and medium-sized businesses (SMB) and large enterprise customers in Ontario and Québec, as well as business customers in Western Canada through Bell West Inc. (Bell West).
      The Aliant segment provides local telephone, long distance, wireless, data, including Internet access, and other services to residential and business customers in Atlantic Canada and represents the operations of our subsidiary, Aliant Inc. (Aliant).

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     The Other Bell Canada segment includes Bell Canada’s wholesale business, and the financial results of Télébec Limited Partnership (Télébec), NorthernTel Limited Partnership (NorthernTel) and Northwestel Inc. (Northwestel). Our wholesale business provides local telephone, long distance, data and other services to competitors who resell these services. Télébec, NorthernTel and Northwestel provide telecommunications services to less populated areas in Québec, Ontario and Canada’s northern territories.
      The Other BCE segment includes the financial results of our media, satellite and information technology (IT) activities as well as the costs incurred by our corporate office. This segment includes Bell Globemedia Inc. (Bell Globemedia), Telesat Canada (Telesat) and CGI Group Inc. (CGI).
      In classifying our operations for planning and measuring performance, all restructuring and other items at Bell Canada and its subsidiaries (excluding Aliant) are included in the Other Bell Canada segment and not allocated to the Consumer and Business segments.
      In Q2 2004, we took another step forward in simplifying our operations by selling our 64% interest in BCE Emergis Inc. (Emergis) by way of a secondary public offering. Effective May 2004, we started presenting the financial results of Emergis as discontinued operations. Emergis was presented previously in the Other BCE segment.
      On August 3, 2004, we acquired full ownership of Bell West by completing the purchase of Manitoba Telecom Services Inc’s (MTS) 40% interest in Bell West.
      The products and services we provide and our objectives and strategy remain substantially unchanged from those described in the BCE 2003 MD&A.

This section reviews the key measures we use to assess our performance and how our results in Q3 2004 compare to our results in Q3 2003.

The Quarter at a Glance

Overall, this quarter we continued to build momentum on our strategic initiatives and on growing our business profitably. We improved our revenue growth rate for the third consecutive quarter reaching 3.3% at BCE and 1.2% at Bell Canada. At the same time we improved our operating income margins by 0.4 percentage points, excluding restructuring and other items. We achieved solid operating performance resulting in strong earnings contribution before restructuring and other items and substantial free cash flow. In addition, significant accomplishments in the quarter included Bell Canada’s negotiation of a new four-year labour agreement with its technicians represented by the Communications, Energy and Paperworker’s Union of Canada (CEP), the implementation of our employee departure program, where some five thousand employees will be leaving Bell Canada, and in September, Aliant Telecom Inc. negotiated a new collective agreement with its unionized employees, putting an end to a labour disruption that began in April. While these items help lay an important foundation for future success, the voluntary departure program and Aliant’s labour disruption had a significant negative impact on our earnings results this quarter, reflected through restructuring and other items and increased strike related costs.
      In our Consumer segment, we continued to execute on our strategy of winning the broadband home. We achieved another quarter of solid revenue growth driven by strong gains in wireless, high-speed Internet and video services. These gains were in part stimulated by our bundle strategy which reflected significantly improved gains compared to the previous quarter. Our focus on profitability translated into improved operating income, despite some additional acquisition costs incurred from the accelerated customer wins this quarter. Customer loyalty remained strong with year-over-year churn improvement across all our growth businesses.
      In our Business segment, we continued to grow our IP-based connectivity and Value-Added Solutions (VAS) within the SMB and Enterprise markets. These positive trends combined with a sharp focus on cost control led to strong operating income growth. Revenues remained flat this quarter reflecting the impact of our exit from the low margin cabling business and the completion of the Hydro-Québec outsourcing contract.

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In the Other Bell Canada segment, while the market remains challenging for our wholesale business, the trend of a slowing rate of decline continued in Q3. In fact revenues from our wholesale business were essentially flat compared to last year and, before restructuring and other items, operating income increased in the quarter, departing from the declines experienced in the previous quarters of this year.
Bell Globemedia continues to perform well, driven by strengthening advertising revenues reflecting strong television ratings as CTV Television held 17 of the top 20 regularly scheduled programs (Adult age: 25 to 54) during the summer season and 15 of the top 20 programs in the first two weeks of the fall season. Our share of CGI’s revenues increased over last year, primarily as a result of CGI’s acquisition of American Management Systems Incorporated Inc. (AMS) in May 2004.

CUSTOMER CONNECTIONS
  Wireless – We grew our wireless subscriber base by 109,000 net additions this quarter, a solid improvement from the 95,000 achieved in the second quarter of the year. Net additions were down from Q3 2003, largely as a result of less aggressive in-store promotional handset pricing offered during the third quarter compared to last year. With the introduction of our new wireless billing platform, our focus was to ensure that continuity of service levels and the orderly billing migration of our existing customer base rather than aggressively pursuing growth. In total, our subscriber base reached 4,708,000, an increase of 11.5% over last year. We achieved the lowest level of churn since the beginning of 1997 with blended churn of 1.2% and postpaid churn of 1.0%.
  High-Speed Internet – Our digital subscriber line (DSL) high-speed Internet business added 96,000 subscribers this quarter growing our subscriber base by 27.0% over Q3 2003 to 1,766,000. DSL net activations this quarter were down 8,000 compared to Q3 2003. This related to lower activations at Aliant impacted by the labour disruption, as well as the impact of the “double-cohort” reflecting the change in the Ontario education system whereby two graduating classes entered university in the same year causing a lift in net additions in Q3 2003 which did not recur this year.
       Subscriptions to Sympatico’s value-added services increased by 20,000 to reach a total of 453,000 at the end of the quarter more than double the subscriptions at the end of Q3 2003.
  Video – Customer gains of 33,000 in our video business were almost double the net activations achieved in Q3 last year and significantly outpaced the growth in the second quarter this year. Total subscribers at the end of the quarter reached 1,460,000, 8% higher compared to the same period, making Bell ExpressVu the nation’s third largest television service provider.
  Network Access Services (NAS) – Although our NAS in service increased 24,000 this quarter due to seasonal movement, NAS compared to Q3 2003 declined by 1%, a similar rate of decline as in previous quarters resulting mainly from losses to competition and substitution of wireline with wireless telephone service, as well as growth in Internet access subscribers which reduces the need for second telephone lines.

OPERATING REVENUES

Revenues reached $4,781 million for the third quarter of 2004 reflecting a year-over-year increase of 3.3% and a third consecutive quarter of improved rate of growth. At Bell Canada this was primarily driven by higher Consumer revenues resulting from strong wireless, Internet access and video services, partly offset by estimated revenue declines impacted by the labour disruption at Aliant, which began in April this year and ended in September. In addition, revenue growth also reflected an increase in the Other BCE segment, particularly higher revenues at CGI resulting from its acquisition of AMS. Excluding the estimated $17 million revenue decline resulting from the Aliant labour disruption, revenues for the quarter increased 3.7% over last year.

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OPERATING INCOME AND EBITDA

We realized operating income increases in the quarter of $17 million in our consumer segment and $52 million from our business segment. Total operating income for the quarter was $25 million, down $1,024 million from the third quarter last year as a result of the recognition of restructuring and other items in the amount of $1,081 million in the quarter. The restructuring and other items mainly related to the employee departure program which was announced in June of this year encompassing a total of 5,052 employees who will be leaving Bell Canada. In addition, the labour disruption at Aliant had an estimated negative impact of approximately $34 million on operating income for the quarter. Excluding the impacts of the restructuring and other items and the Aliant labour disruption, operating income increased $90 million or 8.6% reflecting revenue growth, productivity gains and lower amortization expense which more than offset higher costs associated with volume increases and a higher net benefit plans cost over last year. Operating income margin improved 1.1 percentage points to 23.8% reflecting the benefit of our cost containment focus.
      Our EBITDA for the third quarter of 2004 grew to $1,936 million or 2.2% higher than Q3 2003 EBITDA of $1,895 million. This increase was mainly driven by higher EBITDA in the Consumer, Business and Other Bell Canada segments partly offset by an EBITDA decline in the Aliant segment, reflecting the impact of its employee strike.
      Our EBITDA margin of 40.5% in the quarter was down 0.5 percentage points over Q3 2003 reflecting higher corporate expenses and a lower EBITDA margin at CGI which more than offset margin improvement at Bell Canada. Bell Canada achieved an EBITDA margin improvement of 0.4 percentage points to 44.1% this quarter from 43.7% in Q3 2003. The margin improvement was driven by better management of acquisition costs per gross activation, particularly in the wireless business, as well as a greater emphasis on more profitable contracts within the enterprise and wholesale markets, partly offset by the estimated negative impact of $37 million of Aliant’s labour disruption. The negative impact of the Aliant strike on Bell Canada’s EBITDA margin was 0.7 percentage points.

NET EARNINGS / EARNINGS PER SHARE

Net earnings applicable to common shares for Q3 2004 were $82 million, or $0.09 per common share. This compared to net earnings of $446 million, or $0.49 per common share in the third quarter last year. Included in this quarter’s net earnings were net losses of $402 million, or $0.43 per common share, resulting from the after tax restructuring and other items of $725 million or $0.78 per share relating mainly to the employee departure program announced in June of this year, partly offset by net gains of $325 million or $0.35 per share relating to net gains on the sale of our 16% investment in Manitoba Telecom Services Inc. (MTS) and our remaining 3.24% interest in YPG General Partner Inc. This compared to net gains on the sale of investments and restructuring and other items of $14 million in the third quarter of 2003.
      Excluding the impact of these items, net earnings of $484 million, or $0.52 per common share, were up $52 million or $0.04 per common share representing an increase of 8.3% over last year primarily as a result of the improvement in EBITDA, lower amortization expense and lower interest expense driven by lower average debt levels in Q3 2004, which were partly offset by the higher net benefit plans cost.

CAPITAL EXPENDITURES

Capital expenditures for the third quarter totalled $811 million slightly up from the same period last year, while remaining essentially stable at 17% as a percentage of revenues. The increase of $20 million in capital expenditures reflected a mix of higher spending towards growth areas of the business and reduced spending in the legacy areas. Approximately 40% of the year-to-date capital spending represented investments on our strategic initiatives such as the migration to one national IP-Multi-Protocol Label System

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(MPLS) network, our VDSL strategy, our DSL footprint expansion facilitated through the rollout of fibre-to-the-node and productivity initiatives.
      Capital expenditures for the Consumer segment increased over Q3 2003 to focus on growth projects such as the continued expansion of our DSL footprint, billing modernization and productivity initiatives, including additional contact centre tools aimed at improving customer service and reducing call times. Business segment capital expenditures decreased over Q3 2003 reflecting better contract management, while SMB capital spending increased due to higher investments in productivity initiatives and product development.

CASH FROM OPERATING ACTIVITIES AND FREE CASH FLOW

Cash from operating activities for Q3 2004 totalled $1,828 million, up $10 million compared to the same period last year. The increase in cash from operating activities resulted from higher cash earnings and the receipt of $75 million in the quarter resulting from the settlement of lawsuits against MTS and Allstream Inc. at the end of Q2 2004 which more than offset increased working capital requirements associated with the introduction of the new billing platform for our wireless customers in May of this year. As anticipated, a higher level of accounts receivable resulted from planned billing delays which arose during the billing migration process and continued throughout the third quarter. By mid October invoicing delays associated with the new billing platform were resolved and accounts receivable balances are expected to return to more normal levels by year-end.

      Free cash flow of $673 million this quarter brought our year-to-date free cash flow to $999 million. Our net debt to total capitalization ratio improved to 42.1% at the end of the quarter from 44.0% at December 31, 2003, reflecting net debt reduction. The net debt improvement resulted primarily from year-to-date positive free cash flow of $999 million and net cash proceeds of $584 million from the sale of our 15.96% interest in MTS, $315 million from the sale of our 63.9% interest in Emergis and $123 million from the sale of our remaining 3.24% interest in YPG General Partner Inc. This was partly offset by business acquisitions totalling $952 million relating to the purchase of MTS’s 40% interest in Bell West and acquisitions at CGI and Bell Canada.

EXECUTING ON OUR PRIORITIES

Setting the Standard in Internet Protocol (IP)
 At the end of September 2004, 60% of the traffic on our core network was IP-based, already meeting our 2004 year-end target and on track for our objective of having 100% of our core traffic moving on a pervasive national IP-MPLS network by the end of 2006. During the quarter, we expanded the list of legacy services that we have stopped selling to new customers to include Bell Electronic Business Network (BEBN), some business long distance services from the VNet portfolio and packet services from the Datapac portfolio services. New customers are now directed only to new IP-based solutions.
      We also made progress on our objective of having 90% of customers able to access a full suite of IP services by the end of 2006.

  Our DSL footprint in Ontario and Québec reached 81% of homes and business lines passed by the end of the quarter compared to 79% at the end of the third quarter of 2003. This increase was in part due to the deployment of new high-density DSL remotes which began in April 2004. By the end of the quarter, we had deployed 139 of these new remotes, on track to meet our target of deploying 400 by the end of the year.
  Bell Canada now has 100,000 IP enabled lines running off customer premises equipment (CPE).
  On July 30, 2004, the Canadian Radio-television and Telecommunications Commission (CRTC) approved the tariff for Bell Canada’s Managed IP Telephony (MIPT) service for Enterprise business customers. This service offers innovative features, including access to a wide variety of applications such as point-to-point video, integration with e-mail, click-to-call, find-me-follow-me, instant messaging and the ability to use multi-media functions across the enterprise. Several customers in the finance and government sectors are trialing this new service and 2,600 of our own employees were using the service by the end of the quarter.

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  On August 3, 2004, Bell Canada launched ProConnect, a fully managed service which enables small and medium businesses (SMBs) to share information easily, securely and affordably across the most extensive private IP-based network in Canada.

Simplicity and Service
 During the quarter we made advancements towards our overall objective of delivering simple and innovative integrated communication services to our customers.
      In our Consumer segment, the number of customers subscribing to The Bell Bundle (a combination of wireless, Internet and video services in one simple offer for customers taking Bell Canada’s long distance services) increased significantly this quarter by over 114,000 almost 70% higher than the level of recent quarterly additions. Since the launch of The Bell Bundle last September, over 313,000 customers have subscribed. During the quarter, 43% of new Bundle activations included the sale of at least one new service. In addition, by the end of the quarter, approximately 115,000 customers had taken advantage of our $5 Long Distance bundle introduced on June 22, 2004.
      In Q3 2004, Bell Canada announced it was partnering with Aeroplan to deliver Aeroplan miles to Bell Bundle customers. Bundle customers will have the opportunity to accumulate 1 Aeroplan Mile for every $1 spent on high-speed Internet, wireless and video services starting early next year.
      On September 30, 2004, Bell ExpressVu announced a major overhaul of its service to stimulate growth and reinvigorate the business. Elements of this included new programming repackaging and All-in-One pricing principles that include system access fees and multiple receiver fees previously charged separately. In addition, the channel line-up was simplified by grouping channels by categories (sports, movies, etc) allowing customers to better navigate through Bell ExpressVu’s 400+ channel line-up.
      Earlier in the quarter, Bell ExpressVu also initiated service on Nimiq 3, a high-powered direct broadcast satellite leased from DirecTV and operated by Telesat Canada, to boost capacity, further enhance signal quality solving the majority of rain fade issues, and to add more unique interactive television (iTV) services.
      Solid progress was made this quarter in Bell ExpressVu’s deployment of very high-speed DSL (VDSL) to multiple dwelling units (MDUs). By the end of the quarter, we had signed building access agreements with 220 buildings, on track to achieve our year-end goal of 300 buildings.
      On October 14, 2004, Bell Mobility Inc. (Bell Mobility) became the first Canadian wireless carrier to launch a phone-to-phone video messaging service available on the new Samsung SPH-a680 phone. This service enables customers to send up to 15 seconds of full motion video and sound to other Bell wireless customers with a video messaging phone or any e-mail address.
      On October 1, 2004, Telesat’s Anik F2 satellite began commercial service and became the world’s first satellite to commercialize the Ka frequency band. This frequency band delivers two-way broadband services enabling high-speed satellite Internet services to consumers and businesses in Canada and the U.S.

Olympic Partnership
 On October 18, 2004, the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Winter Games (VANOC) selected Bell Canada as its Premier National Partner for the 2010 Games renewing Bell Canada’s longstanding relationship with Canada’s Olympic Teams. The partnership secures for Bell Canada the Canadian Olympic Team sponsoring rights to Torino 2006, Beijing 2008, Vancouver 2010 and the 2012 Games, as well as the Pan American Games in 2007 and 2011. It provides us the opportunity to build our brand by associating with one of the world’s strongest and most recognized brands.

Sale of MTS
 In late September of this year, we disposed of our 16% non-strategic interest in Manitoba Telecom Services Inc. (MTS) for $584 million realizing a gain of $217 million. Bell Canada and MTS will continue their commercial relationship, with Bell Canada being the preferred supplier of wholesale services to MTS/Allstream.

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Labour Agreements
 On August 16, 2004, Bell Canada reached a new four-year agreement with approximately 7,100 technicians represented by the CEP. This agreement will expire in November 2007.
      On September 16, 2004, Aliant Telecom’s approximate 4,300 unionized employees, represented by the Council of Atlantic Telecommunication Workers (CATU), voted to accept a new collective agreement, ending a labour disruption that began in April. This agreement will expire in December 2007.

Employee departure program
 In June 2004, Bell Canada announced a two-phase employee departure program. The first phase was an early retirement (ER) plan and the second phase was a departure plan (DP). Under the ER, eligible employees could receive a package that includes a cash severance, immediate pension, career transition services and post-retirement benefits. Under the DP, employees could elect to receive a cash severance. 3,965 employees of the 7,000 eligible have decided to take advantage of the ER and another 1,087 employees will be taking advantage of the DP. This brings the total of employees who will be leaving the company to 5,052, which represents approximately 11% of Bell Canada’s total employee base (excluding Aliant). Departures will take place beginning this fall. While the majority of employees will have departed by December 31, 2004, some employees will remain for a portion of 2005 in selected areas of our business to ensure an orderly transition. In addition, Bell Canada has put in place the necessary plans by business unit that will allow the transition to a new mode of operations in line with our IP migration initiative.
      Bell Canada has taken a restructuring charge of approximately $985 million this quarter ($647 million after taxes) relating to the departure program consisting of a cash component of $314 million and $671 million representing the enhanced pension and other post-employment benefits offered in the packages. An additional charge of approximately $75 million relating to the relocation of employees and closure of excess real estate facilities is expected to be recorded in future periods as incurred. Going forward, we expect annual savings of approximately $390 million from these employee reductions, reflecting an estimated cash pay back period of less than one year. These cost savings are a key part of our plan to maintain our leadership in an increasingly competitive industry.

This section provides detailed information and analysis about our performance in Q3 and YTD 2004 compared to Q3 and YTD 2003. It focuses on our consolidated operating results and provides financial information for each of our reportable operating segments.

Financial Results Analysis OPERATING REVENUES

	Q3 2004	Q3 2003	% change	YTD 2004	YTD 2003	% change

Consumer	1,908	1,838	3.8%	5,591	5,335	4.8%
Business	1,440	1,440	–%	4,316	4,311	0.1%
Aliant	497	514	(3.3%)	1,527	1,532	(0.3%)
Other Bell Canada	486	478	1.7%	1,428	1,547	(7.7%)
Inter-segment eliminations	(125)	(115)	(8.7%)	(378)	(357)	(5.9%)

Bell Canada	4,206	4,155	1.2%	12,484	12,368	0.9%
Other BCE	682	596	14.4%	2,061	1,900	8.5%
Inter-segment eliminations	(107)	(124)	13.7%	(341)	(349)	2.3%

Total operating revenues	4,781	4,627	3.3%	14,204	13,919	2.0%

BY SEGMENT

Consumer
 Consumer revenues in the third quarter grew by 3.8% to $1,908 million and 4.8% to $5,591 million on a year-to-date basis reflecting the continued strength in our growth services, such as wireless, Internet access and video driven by solid gains in the respective subscriber bases of these services. Increases in these revenue streams more than offset steady rates of decline in long distance and local and access revenues. Although overall consumer revenue growth slowed somewhat from previous quarters, this was largely anticipated having fully benefited from the positive effect of a series of pricing initiatives, such as the Bell ExpressVu system access fee and the change in the First Rate My Province plan put in place

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a year ago. In addition, this quarter we did not see the benefit of the August 2003 power outage in Ontario which contributed to increased long distance minute usage and wireless usage in the third quarter last year.

Wireless
 Consumer wireless revenues of $389 million this quarter and $1,104 million on a year-to-date basis increased 11.8% and 15.0%, respectively, compared to the same periods last year. This increase was achieved primarily from year-over-year growth in our subscriber base, including the strong sales programs initiated during the first quarter.
      To further strengthen our data services line-up, we recently launched phone video messaging, the first of its kind in Canada. This new service takes mobile communications to the next level and gives Canadians the power to capture and send digital video using Bell Mobility’s 1X digital network. Additional product innovations this quarter that further customize the mobile experience include enhancements to ringtone services, such as Make Your Own Tone and Caller Ring Tune services.

Video
 Video service revenues for the third quarter of 2004 grew to $213 million and to $631 million on a year-to-date basis reflecting year over year increases of 10.9% and 12.9%, respectively, compared to the same periods last year driven by year over year growth in our subscriber base and average revenue per unit (ARPU). Our total video customer base reached 1,460,000, up 8.0% compared to 1,352,000 customers at the end of Q3 2003.
      Growth in video strengthened with net activations of 33,000 in the third quarter and 73,000 on a year-to-date basis, once again reflecting accelerated growth since the previous quarter and significantly higher than the 17,000 and 48,000 achieved for the respective periods in 2003. The growth in net additions was stimulated by the continued success of the two TV bundle and the positive response to the Bell Bundle, as well as initiatives focussed on churn containment which translated into improved churn for the quarter and on a year-to-date basis compared to the same periods last year. As of August 1, 2004, Bell ExpressVu moved to providing services to new customers strictly on a contract basis; all new video customers must opt for a one or two-year contract.
      ARPU per month for video services increased by $1 for the quarter and by $2 on a year-to-date basis to $48 for each respective period compared to the same periods last year. The higher ARPU for the quarter was mainly driven by lower programming discounts since the elimination of this promotional feature with the launch of term contracts in Q4 of 2003, as well as a higher number of customers paying the additional receiver charge fee for having more than one receiver. In addition, the increase in ARPU on a year-to-date basis was impacted by the $2 to $3 rate increase on specific programming packages introduced on February 1, 2003 and the introduction of the $2.99 system access charge for all customers effective April 28, 2003.
      We continued to see good churn improvement from our customer retention efforts both for the quarter and on a year-to-date basis compared to the same periods last year. While churn for the quarter was slightly up from the previous quarter, reflective of the seasonality impact of the July Québec move, churn of 1.1% in the third quarter showed a marked improvement compared to 1.4% in Q3 2003. On a year-to-date basis churn of 1.0% reflected a 0.2 percentage point improvement over the same period last year.

Data
 Consumer data revenue growth of approximately 20% for both this quarter and on a year-to-date basis was driven by an approximate 26% increase in our High-Speed Internet customer base.

10    2004 Quarterly Report     Bell Canada Enterprises

     Consumer DSL net additions this quarter were lower than Q3 2003 due to the impact of the ‘‘double-cohort’’ reflecting the change in the Ontario education system whereby two graduating classes entered university in the same year causing a lift in net additions in Q3 2003 which did not recur this year. Bell Sympatico value-added services such as MSN Premium, Desktop Anti-Virus and Desktop Firewall added 20,000 subscriptions this quarter and 166,000 for the first nine months of 2004, for a total count of 453,000 as at September 30, 2004 more than double the end of period subscriptions of last year. Since August, Sympatico customers can receive free Parental control services to make the Internet safer for kids. Bell Sympatico VAS net additions reflected the reduction of paid parental control which was more than offset by the increase in the MSN Premium Service.

Wireline
 Local and access revenues declined slightly for the quarter and on a year-to-date basis compared to the same periods last year mainly due to lower revenues from network access services and lower SmartTouch features revenues, partly offset by higher revenues from wireline insurance and maintenance plans. The NAS decline reflected the impacts of competition and continued substitution of wireline with wireless telephone service, as well as growth in high-speed Internet access subscribers which reduces the need for second telephone lines. The SmartTouch revenue decline was largely due to the lower in service NAS.
      Long distance revenues in Q3 2004 and year-to-date were down compared to the same periods in 2003 primarily as a result of volume declines in domestic, overseas and US minutes reflecting competition from non-traditional long distance providers, as well as pricing pressures in domestic long distance rates partially offset by strong sales of pre-paid cards. Third quarter 2004 volumes and revenues also decreased relative to Q3 2003 as the benefit from the increase in usage from the August 2003 power outage in Ontario was absent this quarter.
      Overall, the average revenue per minute (ARPM) diminished slightly in Q3 2004 but remained relatively stable on a year-to-date basis compared to the same periods last year.

Business
 Business segment revenues were $1,440 million this quarter and $4,316 year-to-date, flat compared to the same periods in 2003. In each case, increases in wireless revenues and terminal sales and other revenues were offset by declines in long distance, data and local and access revenues.

Enterprise
 Revenues from enterprise customers decreased this quarter as declines in local and access, long distance, data, and terminal sales and other revenues more than offset increases in wireless revenues. On a year-to-date basis, revenues declined as local and access, long distance and data revenue declines more than offset increases in wireless and terminal sales and other revenues. The data revenue decline in the quarter and on a year-to-date basis reflected the completion of the Hydro-Québec outsourcing contract and expected decreases from our exit from the low-margin cabling business.
      Despite the overall decline in data revenue from enterprise customers, our IP-based connectivity and VAS revenues continue to grow significantly. IP-based connectivity services grew by 35% this quarter. By the end of the quarter, almost two-thirds of our very large enterprise customers utilised some element of our VAS portfolio.
      Bell Canada recently signed a significant three-year service contract with Ontario-based Hydro One Networks Inc. Under the contract, Bell Canada will provide maintenance and management service for the electric utility’s telephone systems, data internetworking equipment and cabling infrastructure via a new Bell product, Enterprise Workflow Management. Hydro One Networks is our first customer adopting this product, which will allow Bell Canada customers a simpler and more efficient management of their complex network assets.

11    2004 Quarterly Report     Bell Canada Enterprises

     There were also two important contract wins with the Government of Québec. The first involves the renewal of a contract for the integration and operation of the province’s digital land records and registry documents platform and is worth $25 million over two years. In this contract, Bell’s role has grown from being just the connectivity provider to now including the systems integration and network management functions. Our work on this project earned us the first prize in the Government On-line category at the 2004 Awards of Excellence of the Québec Public Administration Institute. The second contract, worth $2.5 million, is for the implementation of an electronic authentication security system and reinforces Bell Canada’s position as a leading provider of VAS.

SMB
 Revenues from SMB customers increased this quarter and year-to-date as increases in data, wireless and terminal sales and other revenues more than offset revenue declines in long distance and slightly negative growth in local and access revenues. Recent business acquisitions, such as Accutel Conferencing Systems Inc. and Charon Systems Inc., led mainly to growth in terminal sales and other revenue but also led to growth in data revenues. Continued growth primarily in DSL high-speed Internet access services and value-added services (VAS) sales also contributed to data revenue growth. Subscriptions to VAS increased by 23,000 in Q3, close to double the level achieved in all of 2003. Long distance revenues declined due to competitive pricing pressures and declines in our payphone business resulting from wireless and Internet substitution.

Bell West
 Bell West continued to grow its customer base leading to increases in local and access and long distance revenues both this quarter and on a year-to-date basis. Data revenues increased this quarter reflecting its growing customer base compared to Q3 of 2003. Data revenues declined on a year-to-date basis as a result of lower GOA revenue in the amount of approximately $48 million as this contract nears completion.

Aliant
 Aliant segment revenues of $497 million for the quarter and $1,527 million year-to-date, declined 3.3% and 0.3%, respectively, compared to the same periods last year. In addition, the labour disruption that commenced on April 23, 2004 and concluded on September 20, 2004, negatively impacted the quarter and year-to-date revenues by an estimated $17 million and $26 million, respectively. This represents estimated fewer new installations, fewer wireless and Internet activations, slower product sales, less data growth and promotional long distance rates. Strong wireless and Internet services growth for the quarter and on a year-to-date basis were more than offset by declines in other areas due to the on-going impact of regulatory restriction, competition and technological substitution.
      Strong wireless revenue growth of 14.6% in the quarter and 16.1% on a year-to-date basis over the same periods last year was driven by a 9% increase in Aliant’s wireless customer base, including a 30% increase in digital customers, reflecting the positive response to the extensive dealer supported network, pricing offers and the expansion of digital cellular service into new areas. In addition, ARPU was up $3 for both the quarter and on a year-to-date basis compared to the same periods last year, reflecting the impacts of a higher percentage of customers subscribing to digital service, higher usage and increased customer adoption of features.
Intense long distance competition, Aliant’s inability to maintain win-back efforts during the labour disruption and substitution of long distance calling with Internet and wireless options by customers resulted in long distance revenue declines for the quarter and on a year-to-date basis. Consumer minute volumes were down due to customer losses to competition and the capping of minutes on certain long-distance plans in late 2003. Business long distance pricing declines continued to reflect the impact of competitive pressures, as did long distance volume declines, in addition to a reduction of contact centre activity.

12    2004 Quarterly Report     Bell Canada Enterprises

     Data revenues for the quarter and on a year-to-date basis declined slightly as higher Internet revenues were more than offset by other data revenue declines which were impacted by the scaleback of marketing and sales efforts during the labour disruption, as well as the continued rationalization of circuit networks by customers. The continued increase in Internet revenues stemmed from increased popularity of enhanced services and subscriber growth of 6%, reflecting 23% growth in Aliant’s high-speed Internet customer base. The higher subscriber base reflected the expansion of high-speed Internet service into new areas, attractive introductory offers, an emphasis on bundling with other products and services and a focus on dealer and on-line sales channels.
      Terminal sales and other revenues for the quarter and on a year-to-date basis declined as a result of slower product sales during the labour disruption and the divestiture of non-core assets in the second and third quarters, which resulted in a reduction in IT service revenue.

Other Bell Canada
 The Other Bell Canada segment revenues of $486 million in the quarter were essentially flat compared to the same period last year driven primarily by the improvement in our wholesale business which achieved flat revenue growth in the quarter in contrast to the declines experienced in previous quarters this year.
      On a year-to-date basis, revenues were $1,428 million, down $119 million or 7.7% over the same period last year reflecting similar trends of slowing rates of decline in the wholesale business, as seen in the first half of the year. The wholesale revenue decline resulted mainly from lower long distance and data revenues reflecting the impacts of competitive pricing pressures, as well as customers migrating services to their own network facilities. Wholesale long distance revenues were also impacted by our decision last year to exit certain contracts and promotional offers for international switched minutes that had minimal margins.

Other BCE

	Q3 2004	Q3 2003	% change	YTD 2004	YTD 2003	% change

Bell Globemedia	302	296	2.0%	1,015	988	2.7%
Telesat	91	84	8.3%	260	246	5.7%
CGI	277	203	36.5%	745	630	18.3%
Other	12	13	(7.7%)	41	36	13.9%

Other BCE revenues	682	596	14.4%	2,061	1,900	8.5%

The Other BCE segment revenues grew by 14.4% this quarter to $682 million compared to Q3 2003. On a year-to-date basis, this segment’s revenues grew by 8.5% to $2,061 million compared to the same period last year. In each case, revenue growth was driven by CGI’s acquisition of AMS in May 2004 as well as higher revenues at Bell Globemedia and Telesat.
      Bell Globemedia had revenues of $302 million this quarter and $1,015 million on a year-to-date basis reflecting growth of 2.0% and 2.7% respectively compared to the same periods last year. Television advertising grew by 4.8% this quarter and by 8.0% on a year-to-date basis, while print advertising decreased slightly this quarter but increased 1.3% year-to-date offsetting lower production and sundry revenues as a result of the sale of 50% of Dome Productions Inc. in January 2004.
      Telesat’s revenues grew 8.3% to $91 million this quarter and by 5.7% to $260 million year-to-date mainly as a result of higher Infosat revenues and consulting fees. On October 1, Telesat’s Anik F2 began commercial service and became the world’s first satellite to commercialize the Ka frequency band, enabling two-way, high-speed Internet access services to consumers and businesses in Canada and the U.S.
      Our share of CGI’s revenues was $277 million this quarter and $745 million year-to-date, or 36.5% and 18.3% higher respectively driven mainly as a result of CGI’s acquisition of AMS in May 2004.

13    2004 Quarterly Report     Bell Canada Enterprises

BY BELL CANADA CONSOLIDATED PRODUCT LINES

	Q3 2004	Q3 2003	% change	YTD 2004	YTD 2003	% change

Local and access	1,395	1,410	(1.1%)	4,175	4,200	(0.6%)
Long distance	589	641	(8.1%)	1,767	1,942	(9.0%)
Wireless	727	645	12.7%	2,076	1,803	15.1%
Data	915	906	1.0%	2,677	2,762	(3.1%)
Video	213	192	10.9%	631	559	12.9%
Terminal sales and other	367	361	1.7%	1,158	1,102	5.1%

Total Bell Canada Consolidated	4,206	4,155	1.2%	12,484	12,368	0.9%

Local and Access
 Local and access revenues of $1,395 million for the quarter and $4,175 year-to-date, declined slightly by 1.1% and 0.6% compared to the respective periods last year mainly as a result of lower network access services (NAS), lower SmartTouch feature revenues, and the impact of the Aliant labour disruption partly offset by gains from wireline insurance and maintenance plans and higher interconnection volumes.
      NAS in service declined by 126,000 or 1.0% over the third quarter of 2003 as a result of continued pressure from growth in high-speed Internet access which reduces the need for second telephone lines, losses resulting from competition and business downsizings, and customers substituting wireline with wireless telephone service.

Long Distance
 Long distance revenues were $589 million for the quarter and $1,767 million year-to-date, reflecting year-over-year decreases of 8.1% and 9.0%, respectively, compared to the same periods in 2003. These declines stemmed from lower long distance revenues in our consumer and business markets. The consumer segment reflected lower minute volumes and lower domestic rates.The business segment was impacted by volume and pricing declines resulting from competitive pressures. In addition, third quarter 2004 volume and revenue declines also reflected the absence of the increased level of minute usage experienced in Q3 2003 as a result of the August 2003 power outage in Ontario. Overall, conversation minutes this quarter declined 4.9% to 4,435 million, and 6.5% to 13,511 million on a year-to-date basis compared to the same periods last year. The decline in conversation minutes this quarter was accompanied by a 6.3% lower ARPM to $0.12 compared to the third quarter 2003.
      Year-to-date in 2004, ARPM declined slightly by $0.005 compared to the same period last year.

Wireless
Wireless service revenues for the quarter were $727 million, up 12.7% from Q3 2003. On a year-to-date basis, revenues increased 15.1% to $2,076 million over the same period last year. In each case, the increase was driven by a rise in the subscriber base and higher average revenue per unit.
      Our total cellular and PCS subscriber base reached 4,708,000 at the end of this quarter, an increase of 11.5% over last year, reflecting solid quarterly gains in subscribers and our success in managing very low levels of churn. In fact, this quarter we achieved the lowest level of churn since the beginning of 1997 with blended churn of 1.2% and postpaid churn of 1.0%. On a year-to-date basis, blended churn of 1.3% and postpaid churn of 1.1% reflected improvements of 0.1 and 0.2 percentage points compared to the same period last year. This churn improvement was achieved while completing the migration of our wireless customers onto our new billing platform this May. Since the migration and throughout the quarter, significant efforts were made to handle increased call volumes and handling time related to customer growth and increased billing inquiries, including the hiring of some 600 additional customer service agents. Including paging subscribers, our total wireless customer base totalled 5,157,000.

14    2004 Quarterly Report     Bell Canada Enterprises1

     We gained 109,000 new customers for the quarter compared to net additions of 124,000 in Q3 2003. Net additions were down from Q3 2003, largely as a result of less aggressive in-store promotional handset pricing offered during the third quarter compared to last year. Net additions of 296,000 on a year-to-date basis were also lower than the 325,000 for the same period last year mainly due to our conscious decision to focus on ensuring service levels and the orderly billing migration of existing customers onto our new billing platform implemented this May rather than aggressively pursuing growth.
      With 87% of net activations for the quarter, and 82% on a year-to-date basis, coming from post-paid rate plans, we ended the quarter with 76% of our total cellular and PCS customer base consisting of post-paid subscribers.
      Blended ARPU of $50 for the quarter was stable compared to Q3 2004 as a $1 decline in prepaid ARPU offset a $1 increase in postpaid ARPU of $63. On a year-to-date basis blended ARPU of $49 was up from $47 compared to the same period last year driven by a $2 increase in postpaid ARPU. The increases in postpaid ARPU for each respective period stemmed from higher usage, increased revenues from data services stimulated by new services, including the 2004 Olympics and the launch of location-based services, higher value-added services and long distance revenues.

Data
 Data revenue increased by 1.0% this quarter to $915 million but decreased by 3.1%, to $2,677 million, year-to-date. For the quarter, growth in high-speed Internet services, revenues related to acquisitions such as Infostream and revenues from the GOA contract more than offset declines from the completion of the Hydro-Québec outsourcing contract and our exit from the low margin cabling business starting in the fourth quarter of last year. Although legacy data services continue to decline, this was offset by growth in IP-based services. On a year-to-date basis, growth in high-speed Internet services and revenues related to acquisitions were more than offset by lower construction revenues related to the GOA contract, declines resulting from competitive pricing and volume pressures including wholesale customers migrating their traffic onto their own networks, the completion of the Hydro-Québec outsourcing contract and our exit from the low margin cabling business.
      The number of high-speed Internet subscribers increased by 96,000 this quarter and 284,000 on a year-to-date basis, for a total subscriber count of 1,766,000. Third quarter additions were slightly lower than the 104,000 achieved in Q3 2003, largely a result of the impact caused by the labour disruption at Aliant and the impact of the ‘‘double-cohort’’ reflecting the change in the Ontario education system whereby two graduating classes entered university in the same year causing a lift in net additions in Q3 2003 which did not recur this year. On a year-to-date basis, net additions amounted to 284,000, slightly up from the 281,000 achieved for the same period last year. Total dial-up customers amounted to 775,000 at the end of Q3 2004 compared to 892,000 at the end of Q3 2003.

Video
See discussion under Consumer Segment

Terminal Sales and Other
 Terminal sales and other revenues were $367 million this quarter or 1.7% higher than Q3 2003, and $1,158 million year-to-date or 5.1% higher than the same period last year. These increases reflected higher consumer equipment sale revenues (wireless handsets, satellite dishes and receivers), partly offset by slower product sales at Aliant as a result of the labour disruption and the divestiture of non-core assets in the second and third quarters which resulted in a reduction in Aliant’s IT service revenue.

15    2004 Quarterly Report     Bell Canada Enterprises

OPERATING INCOME

	Q3 2004	Q3 2003	% change	YTD 2004	YTD 2003	% change

Consumer	569	552	3.1%	1,655	1,548	6.9%
Business	245	193	26.9%	713	582	22.5%
Aliant	71	104	(31.7%)	245	307	(20.2%)
Other Bell Canada	(898)	163	n.m.	(649)	469	n.m.

Bell Canada Consolidated	(13)	1,012	n.m.	1,964	2,906	(32.4%)
Other BCE	38	37	2.7%	177	202	(12.4%)

Total operating income	25	1,049	(97.6%)	2,141	3,108	(31.1%)

n.m.: not meaningful

CONSOLIDATED OPERATING INCOME

Despite Consumer operating income increases in the quarter of $17 million and $107 million on a year-to-date basis and Business operating income increases of $52 million in the quarter and $131 million on a year-to-date basis, our total operating income of $25 million for the third quarter and $2,141 million on a year-to-date basis reflected declines of $1,024 million and $967 million, respectively, compared to the same periods last year. These decreases resulted mainly from the recognition of restructuring charges of $985 million related to our employee departure program and other charges of $96 million consisting primarily of closure costs for excess facilities, various asset write-downs and other provisions.
      Excluding the impact of the restructuring and other items operating income was up $56 million for the quarter and $130 million on a year-to-date basis compared to the same periods last year reflecting higher revenue growth and lower amortization expense, partly offset by higher operating expenses and a higher net benefits plans cost. Higher operating expenses were driven by higher costs of acquisition related to subscriber increases in our growth services, the negative impact from Aliant’s labour disruption which represented $20 million in the third quarter and $32 million on a year-to-date basis, as well as higher contact centre agent costs to support customer service levels and increased call handling time associated with the success of the Bell Bundle and the launch of the new billing platform for our wireless customers driving higher than usual call volumes, particularly in the third quarter. These increases were partly offset by lower settlement expenses resulting from lower overseas and domestic rates and volumes.
      Excluding the negative impact of the Aliant strike and the voluntary departure program restructuring and other items, operating income margin for the quarter and on a year-to-date basis increased by 1.1 and 0.8 percentage points respectively, to 23.8% and 23.1% respectively.
      Wireless cost of acquisition (COA) of $381 per gross activation, improved by $44 over Q3 2003 and reflected the lowest COA per gross activation since 2001, driven primarily from improved handset pricing and more cost effective marketing initiatives. On a year-to-date basis, COA of $415 per gross activation improved slightly as competitive pressure on handset pricing over the first half of the year was more than offset by more cost effective marketing initiatives.
      The COA for video services increased year over year by $41 to $548 per gross activation for the quarter and by $74 to $586 per gross activation on a year-to-date basis, reflecting higher hardware and marketing costs, partly offset by the purchasing power of a stronger Canadian dollar and lower distribution costs. Hardware costs increased as more customers purchased second receivers, driven by the success of our 2TV bundle, while higher marketing costs reflected the free installation promotion for contract term offers. These costs were somewhat offset by lower distribution costs that have resulted since the transfer of all distribution to Bell Canada’s Bell Distribution Inc. in the early part of the year.
      Amortization expense of $769 million for the quarter and $2,305 million on a year-to-date basis was down $32 million and $20 million, respectively, compared to the same periods last year. The year over year improvement reflected the impact of an increase in the useful life of Bell Canada’s internal use software from 3 to 4 years, effective October 1, 2003, and the recognition of a nine-month adjustment in Q3 2003

16    2004 Quarterly Report     Bell Canada Enterprises

relating to the completion of the purchase price allocation relating to the repurchase of SBC Communications Inc.’s (SBC) 20% interest in Bell Canada, resulting in an increase in capital assets. These impacts more than offset the increase in our capital asset base driven by prior year capital expenditures.
      Net benefit plans cost totalled $61 million for the quarter and $189 million year-to-date, reflecting year over year increases of $17 million and $60 million compared to the same periods last year. These increases resulted primarily from a higher accrued benefit obligation based on our most recent actuarial valuation as at December 31, 2003.

OPERATING INCOME BY SEGMENT

Consumer
 The Consumer segment achieved operating income of $569 million in the quarter, or 3.1% higher and $1,655 million or 6.9% year-to-date higher compared to the same periods in 2003. This growth reflected the increase in revenues which was somewhat offset by increased operating expenses related to salaries, costs of goods sold and a higher net benefit plans cost compared to the same periods last year.
      Higher costs resulted from higher COA for growth services driven by higher sales, particularly in our video business and an increase in the number of contact centre agents engaged to support customer service levels in our growth businesses. This increase reflected the need to support increased customer handling time associated with the Bell Bundle sales efforts and increased call volumes associated with customer billing inquiries impacted by the implementation of the new billing platform for our wireless customers introduced in May of this year.
      These increases, however, were somewhat offset by lower settlement expenses resulting from lower overseas and domestic rates and lower billing rates.
      Operating income margin of 29.8% for the quarter was essentially flat compared to Q3 03 and on a year-to-date basis consumer operating income margin improved by 0.6 percentage points. This reflected the benefit from our focussed efforts in cost containment, particularly in the quarter where significantly higher growth in video was achieved and wireless COA per gross activation was reduced.

Business
 The Business segment achieved operating income of $245 million this quarter and $713 million year-to-date, reflecting increases of 26.9%, and 22.5%, respectively compared to the same periods last year despite essentially flat revenue growth. Our focus on improving profitability in this segment and lower amortization expense more than offset an increase in net benefit plans cost and led to the increase in operating income. Once again our success in pursuing productivity efficiencies within this business resulted in an increase of 3.6 percentage points to 17.0% operating income margin and a 3.0 percentage point improvement to 16.5% on a year-to-date basis.
      In the enterprise unit, our focus on more profitable contracts, as well as overall productivity, led to reductions in cost of goods sold and more than offset salary expense increases related to business acquisitions (Infostream and Elix).
      Our SMB unit incurred higher salary expenses and cost of goods sold related to its business acquisitions (Accutel and Charon).
      Bell West incurred higher cost of goods sold related to the GOA contract this quarter but lower levels on a year-to-date basis.

Aliant
 Aliant’s operating income for the third quarter was $71 million and $245 million on a year-to-date basis, reflecting year-over-year declines of $33 million or 31.7% and $62 million or 20.2%, respectively, compared to the same periods last year.

17    2004 Quarterly Report     Bell Canada Enterprises

     The estimated impact of the labour disruption on operating income during the third quarter and on a year-to-date basis was approximately $34 million and $55 million, respectively. This reflected an estimated negative impact on revenue for the third quarter of $17 million and $26 million on a year-to-date basis. As well, operating expenses were negatively impacted by an estimated $20 million in the quarter and $32 million year-to-date. Costs incurred in the second quarter of 2004 consisted primarily of security requirements and property repairs to enable operations to continue with relatively few interruptions and to ensure the safety of employees, as well as up-front costs to train and equip employees for their new roles. In the second quarter there was a minimal impact on salaries and benefits as overtime costs incurred were offset by unionized employee salary savings. However, in the third quarter of 2004, overtime wages exceeded unionized salary savings as Aliant stepped up to the challenge of increased customer demand during a traditionally busy period. The magnitude of security costs in the third quarter was similar to those incurred in the second quarter, although costs per day decreased as there were a larger number of days impacted by the labour disruption in the third quarter. Generally, costs were higher than anticipated in the third quarter as the labour disruption lasted over a longer period and continued over the back-to-school period.
      In addition, the year-over-year operating income declines reflected higher operating expenses from growth in wireless and Internet services relating to commissions, subsidies, cellular phone and accessories and to actions in support of increased customer service levels, an increase in net benefit plans cost, normal wage and annual salary adjustments and a higher amortization expense resulting from a higher proportion of capital spending in broadband and wireless assets in recent years with overall shorter depreciable lives. These increases were partly offset by lower operating costs stemming from the Xwave restructuring in 2003.

Other Bell Canada
 The Bell Canada segment incurred operating losses of $898 million for the quarter and $649 million on a year-to-date basis due to the $1,079 million of restructuring and other items recorded in the quarter relating mainly to the departure program. Accordingly, results were significantly down from operating income of $163 million and $469 million, respectively, compared to the same periods last year.
      The underlying operating performance, prior to the restructuring charge, reflected an operating income increase of 22.3% in the quarter and a decline of 2.4% on a year-to-date basis over the same periods last year. This improvement stemmed from a slowdown in the revenue rate of decline in our wholesale business and from lower operating expenses as a result of the exiting of non-profitable contracts within the wholesale market and our continued focus on productivity. As expected, prior to the restructuring and other items, operating income in the quarter and on a year-to-date basis reflected a marked improvement compared to the 4.2% decrease experienced in the second quarter and the 31.5% decrease in the first quarter of this year, as the impact of the exiting of these non-profitable contracts lessens during the year.

Other BCE
 Operating income for the Other BCE segment increased this quarter by 2.7% to $38 million reflecting growth in operating income at Bell Globemedia, Telesat and CGI offsetting higher corporate expenses. On a year-to-date basis, operating income declined by $25 million to $177 million reflecting higher corporate expenses more than offsetting the higher operating income at Bell Globemedia, Telesat and CGI.
      Both Bell Globemedia and Telesat’s operating income grew reflecting revenue growth and cost controls. CGI’s operating income grew reflecting its acquisition of AMS. Corporate expenses increased, reflecting Sarbanes-Oxley compliance, higher net benefit plans cost and other corporate activities.

18    2004 Quarterly Report     Bell Canada Enterprises

OTHER ITEMS

	Q3 2004	Q3 2003	% change	YTD 2004	YTD 2003	% change

Operating income	25	1,049	(97.6%)	2,141	3,108	(31.1%)
Other income	333	1	n.m.	393	48	718.8%
Interest expense	(253)	(270)	6.3%	(758)	(839)	9.7%

Pre-tax earnings from continuing operations	105	780	(86.5%)	1,776	2,317	(23.3%)
Income taxes	44	(282)	115.6%	(511)	(788)	35.2%
Non-controlling interest	(47)	(45)	(4.4%)	(134)	(144)	6.9%

Earnings from continuing operations	102	453	(77.5%)	1,131	1,385	(18.3%)
Discontinued operations	(2)	11	(118.2%)	28	30	(6.7%)

Net earnings	100	464	(78.4%)	1,159	1,415	(18.1%)
Dividends on preferred shares	(18)	(18)	–	(53)	(50)	(6.0%)
Premium on redemption of preferred shares	–	–	n.m.	–	(7)	100.0%

Net earnings applicable to common shares	82	446	(81.6%)	1,106	1,358	(18.6%)

EPS	0.09	0.49	(81.6%)	1.20	1.49	(19.5%)

n.m.: not meaningful

EPS decreased by $0.40 to $0.09 in Q3 2004, compared to Q3 2003, which reflects the restructuring and other items of $0.78, partly offset by improvements in EBITDA of $0.04, net gains on investments of $0.35 and a decline in interest expense of $0.01.
      On a year-to-date basis, EPS decreased by $0.29 to $1.20 over the same period last year, which reflects the restructuring and other items, an unfavourable foreign exchange variance of $0.03 and a decline in operating gains from discontinued operations of $0.03, partly offset by improvements in EBITDA of $0.13, net gains on investments of $0.36 and a decline in interest expense of $0.06.

OTHER INCOME

Other income of $333 million in Q3 2004 and $393 million on a year-to-date basis in 2004 represent significant increases of $332 million and $345 million, respectively, compared to the same periods last year. In Q3 2004, we recognized:

  a gain of $108 million from the sale of Bell Canada’s remaining 3.24% interest in YPG General Partner Inc. for net cash proceeds of $123 million. Capital loss carryforwards were available to be utilized against the gain realized on this sale.
  a gain of $217 million realized from the sale of BCE Inc.’s 15.96% interest in MTS for net cash proceeds of $584 million. On August 1, 2004, as a result of a corporate reorganization, the MTS shares were transferred from Bell Canada to BCE Inc. The purpose of this reorganization was to ensure that capital loss carryforwards at BCE Inc. would be available to be utilized against the gain on the sale of the MTS shares.

     On a year-to-date basis, we also had higher miscellaneous income, partly offset by foreign exchange gains in 2003. In April 2003, we entered into forward contracts to hedge U.S.$200 million of long-term debt at Bell Canada that had not been hedged previously. This removed the foreign currency risk on the principal amount of that debt, which has since minimized the effect of foreign exchange.

INTEREST EXPENSE

Interest expense of $253 million in Q3 2004 and $758 million on a year-to-date basis in 2004 represent a 6.3% and a 9.7% decline, respectively, compared to the same periods last year. This resulted from $1.8 billion of debt repayments (net of issues) year-over-year. The decline in average debt levels was driven mainly by positive free cash flows. The average interest rate in Q3 2004 was 7.2% and on a year-to-date basis in 2004 was 7.1%, which is comparable to the same periods last year.

19    2004 Quarterly Report     Bell Canada Enterprises

INCOME TAXES

In Q3 2004, we had pre-tax earnings from continuing operations of $105 million and an income tax recovery of $44 million. The income tax recovery resulted from:

  $325 million of gains on the sale of MTS and YPG General Partner Inc. which were not tax effected since they were offset by available capital loss carryforwards for which the tax benefits had not been recorded previously restructuring charges of $45 million related to future lease costs for excess facilities, the tax benefits of which were not recorded the reduction in the statutory income tax rate to 34.3% in 2004 from 35.4% in 2003 also contributed to a reduction in the effective tax rate in the quarter.

     On a year-to-date basis, income taxes decreased $277 million to $511 million compared to the same period last year. The decrease was mainly from lower pre-tax earnings (excluding the gains on sale of MTS, YPG General Partner Inc. and the non-deductible restructuring charges) and the reduction in the statutory income tax rate to 34.3% in 2004 from 35.4% in 2003. As a result of these items, the effective tax rate was 28.8% on a year-to-date basis in 2004 compared to 34.0% in the same period last year.

NON-CONTROLLING INTEREST

Non-controlling interest of $47 million in Q3 2004 represents a 4.4% increase compared to the same period last year. The increase was mainly due to the purchase of Bell West and higher earnings at Bell Globemedia, partly offset by lower earnings at Aliant as a result of the strike. On August 3, 2004, we acquired full ownership of Bell West by completing the purchase of MTS’s 40% interest in Bell West.
      On a year-to-date basis, non-controlling interest of $134 million represents a 6.9% decline compared to the same period last year. The decrease resulted from a higher net loss at Bell West mainly due to the loss on the GOA SuperNet contract recognized in Q2 2004 and lower earnings at Aliant as a result of the strike, partly offset by higher earnings at Bell Globemedia.

DISCONTINUED OPERATIONS

In May 2004, our board of directors approved the sale of our 63.9% interest in Emergis. In June 2004, BCE completed the sale of its interest in Emergis by way of a secondary public offering.
      In June 2004, Bell Canada paid $49 million to Emergis for the purchase of Emergis’ Security business and the early termination of the Bell Legacy Contract on June 30, 2004 rather than December 31, 2004, as well as the transfer of related intellectual property to Bell Canada.
      These transactions were recorded on a net basis. The net proceeds from the sale of Emergis were $285 million (net of $22 million of selling costs and $49 million consideration given to Emergis). The gain on the transaction was $60 million.
      The operating loss includes a future income tax asset impairment charge of $56 million ($36 million after non-controlling interest), which Emergis recorded before the sale as a result of the unwinding of tax loss utilization strategies between Emergis, 4122780 Canada Inc. (a wholly-owned subsidiary of Emergis) and Bell Canada.

20    2004 Quarterly Report     Bell Canada Enterprises

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

Financial and Capital Management CAPITAL STRUCTURE

	September 30,	December 31,
	2004	2003

Debt due within one year	1,516	1,519
Long-term debt	12,076	12,381
Less: Cash and cash equivalents	(1,386)	(585)

Total net debt	12,206	13,315
Non-controlling interest	2,904	3,403
Total shareholders’ equity	13,879	13,573

Total capitalization	28,989	30,291

Net debt to capitalization	42.1%	44.0%

Outstanding share data (in millions)
Common shares at end of period	924.9	924.0
Stock options at end of period	29.5	25.8

Our net debt to capitalization ratio was 42.1% at the end of Q3 2004, an improvement from 44.0% at the end of Q4 2003. This reflected lower net debt and higher total shareholders’ equity, partly offset by lower non-controlling interest.
      Net debt was reduced by $1.1 billion to $12,206 million in the first nine months of 2004. This was driven mainly by $999 million of free cash flow in the first nine months of 2004 and approximately $1 billion of net cash proceeds from the disposition of our 15.96% interest in MTS ($584 million), our 63.9% interest in Emergis ($315 million) and our remaining 3.24% interest in YPG General Partner Inc. ($123 million). These were partly offset by $952 million invested in business acquisitions, which included Bell Canada’s acquisition of MTS’s 40% interest in Bell West for $646 million and our proportionate share of the cash paid for CGI’s acquisition of AMS ($168 million).
      Total shareholders’ equity increased $306 million to $13,879 million in the first nine months of 2004. This was mainly a result of $274 million of net earnings in excess of the dividends declared on common and preferred shares in the first nine months of 2004.
      Non-controlling interest declined by $499 million driven by Bell Canada’s purchase of MTS’s 40% interest in Bell West and the sale of our investment in Emergis.

21    2004 Quarterly Report     Bell Canada Enterprises

SUMMARY OF CASH FLOWS

	Q3 2004	Q3 2003	YTD 2004	YTD 2003

Cash from operating activities	1,828	1,818	4,212	4,370
Capital expenditures	(811)	(791)	(2,318)	(2,088)
Other investing activities	(2)	155	133	69
Preferred dividends	(21)	(14)	(64)	(39)
Dividends paid by subsidiaries to non-controlling interest	(44)	(38)	(133)	(137)

Free cash flow from operations, before common dividends	950	1,130	1,830	2,175
Common dividends	(277)	(259)	(831)	(770)

Free cash flow from operations, after common dividends	673	871	999	1,405
Business acquisitions	(646)	(3)	(952)	(73)
Business dispositions	4	55	20	55
Change in investments accounted for under the cost and equity methods	695	1	693	7
Net issuance of equity instruments	8	5	16	167
Net issuance (repayment) of debt instruments	85	(179)	(217)	(301)
Financing activities of subsidiaries with third parties	(4)	(15)	(57)	39
Cash provided by discontinued operations	12	30	196	17
Other	(18)	56	(34)	(5)

Net increase in cash and cash equivalents	809	821	664	1,311

CASH FROM OPERATING ACTIVITIES

Cash from operating activities increased 0.6% or $10 million to $1,828 million in Q3 2004, compared to Q3 2003, with the receipt of a $75 million settlement payment from MTS being almost entirely offset by unfavourable changes in working capital. Working capital in Q3 2004 has been impacted by the new billing platform which resulted in anticipated delays in invoicing at quarter-end. Working capital is expected to return to a more normalized level by year end.
      In the first nine months of 2004, cash from operating activities decreased 3.6% or $158 million to $4,212 million, compared to 2003, as the settlement payment from MTS and improved operating performance were more than offset by less favourable changes in working capital.

CAPITAL EXPENDITURES

We continue to make investments to expand and update our networks and to meet customer demand for new services. Capital expenditures were $811 million in Q3 2004, or 17.0% of revenues. This was relatively stable compared with capital expenditures of $791 million, or 17.1% of revenues, for the same period last year. In the first nine months of 2004, capital expenditures were $2.3 billion, or 16.3% of revenues, up from $2.1 billion, or 15.0% of revenues, for the same period last year. The increase reflects a mix of higher spending in the growth businesses and reduced spending in the legacy areas. In addition, the increase in capital expenditures for the quarter reflected construction of Telesat’s new satellites, the main one being Anik F2. Declines in capital spending at Aliant resulted from the work disruption.
      Bell Canada’s consolidated capital intensity ratio increased to 17.5% in Q3 2004 (16.3% in the first nine months of 2004), compared to 17.0% in Q3 2003 (15.4% in the first nine months of 2003). Bell Canada’s consolidated capital expenditures accounted for over 85% of our consolidated capital expenditures in the first nine months of 2004 and over 90% of our consolidated capital expenditures in the first nine months of 2003.

22    2004 Quarterly Report     Bell Canada Enterprises

OTHER INVESTING ACTIVITIES

Cash from other investing activities of $133 million in the first nine months of 2004 included $179 million of insurance proceeds that Telesat received for a malfunction on the Anik F1 satellite.
      Cash from other investing activities of $155 million in Q3 2003 included:

  $83 million of proceeds from the settlement of dividend rate swaps. These swaps hedged dividend payments on some of BCE Inc.’s preferred shares.
  $62 million of insurance proceeds that Telesat and ExpressVu received for a malfunction on the Nimiq 2 satellite.
COMMON DIVIDENDS

We paid a dividend of $0.30 per common share in Q3 2004. This was the same as the dividend we paid in Q3 2003.
      We realized a cash benefit of $16 million in Q3 2003 ($55 million in the first nine months of 2003) because we issued treasury shares to fund BCE Inc.’s dividend reinvestment plan instead of buying shares on the open market. Effective Q1 2004, we started buying all of the shares needed for the dividend reinvestment plan on the open market to avoid dilution. This removed any further cash benefits related to issuing treasury shares. As a result, total dividends paid on common shares increased 6.9% or $18 million to $277 million in Q3 2004, compared to Q3 2003 and 7.9% or $61 million to $831 million in the first nine months of 2004, compared to 2003.

BUSINESS ACQUISITIONS

We invested $646 million in business acquisitions in Q3 2004. This consisted entirely of Bell Canada’s acquisition of MTS’s 40% interest in Bell West. Bell Canada now owns 100% of Bell West.
      Investments of $306 million in the first half of 2004 consisted of:

  business acquisitions at Bell Canada of $138 million, which included purchases in the Enterprise and SMB business units our 28.9% proportionate share of the cash paid for CGI’s acquisition of AMS of $168 million.

     We invested $73 million in business acquisitions during the first nine months of 2003. This consisted mainly of our proportionate share of the cash paid for CGI’s acquisition of Cognicase Inc.

BUSINESS DISPOSITIONS

We received $55 million for business dispositions during the first nine months of 2003 for Bell Canada’s sale of its 89.9% ownership interest in Certen Inc. (Certen). Bell Canada received $89 million in cash, which was reduced by $34 million of Certen’s cash and cash equivalents at the time of sale.

CHANGE IN INVESTMENTS ACCOUNTED FOR UNDER THE COST AND EQUITY METHODS

In Q3 2004, we sold our remaining 3.24% interest in YPG General Partner Inc. for net cash proceeds of $123 million and our 15.96% interest in MTS for net cash proceeds of $584 million.

EQUITY INSTRUMENTS

During the first nine months of 2003, BCE Inc. issued 20 million Series AC preferred shares for $510 million and redeemed 14 million Series U preferred shares for $357 million, which included a $7 million premium on redemption.

23    2004 Quarterly Report     Bell Canada Enterprises

DEBT INSTRUMENTS

We issued $85 million of debt (net of repayments) in Q3 2004. We made $217 million of debt repayments (net of issues) in the first nine months of 2004. The repayments were mainly at Bell Canada, BCE Inc. and Bell Globemedia. At Bell Canada, the repayments included the Series M-15 debentures for $500 million and the Series DU debentures for $126 million. In addition, in 2004, BCE Inc. redeemed all of its outstanding Series P retractable preferred shares for $351 million. The issuances were mainly at Bell Canada and Bell Globemedia. At Bell Canada, the issuances included the Series M-17 debentures for $450 million. At Bell Globemedia, the issuances included $300 million of senior notes.
      At September 30, 2004, BCE had approximately $1.4 billion of cash on hand. A portion of this cash will be used to repay $425 million of debt maturing at Bell Canada in Q4 2004, all of which was paid in October 2004. The remaining cash on hand will be used primarily for capital expenditures, dividend payments and the payment of contractual obligations in 2005.

CASH RELATING TO DISCONTINUED OPERATIONS

In the first nine months of 2004, cash provided by discontinued operations of $196 million consisted mainly of the net cash proceeds of $315 million from the sale of our investment in Emergis which were partly offset by the deconsolidation of Emergis’ cash on hand of $137 million at December 31, 2003.

CREDIT RATINGS In June 2004 Standard & Poor’s (S&P) upgraded BCE Inc.’s preferred shares rating. The table below lists BCE Inc.’s and Bell Canada’s key credit ratings at November 2, 2004.

		BCE Inc.			Bell Canada

	S&P	DBRS	Moody’s	S&P	DBRS	Moody’s

Commercial paper	A-1 (mid) / stable	R-1 (low) / stable	P-2 / stable	A-1 (mid) / stable	R-1 (mid) / stable	P-2 / stable
Extendable commercial notes	A-1 (mid) / stable	R-1 (low) / stable	–	A-1 (mid) / stable	R-1 (mid) / stable	–
Long-term debt	A- / stable	A / stable	Baa-1 / stable	A / stable	A (high) / stable	A-3 / stable
Preferred shares	P-2 (high) / stable	Pfd-2 / stable	–	P-2 (high) / stable	Pfd-2 (high) / stable	–

LIQUIDITY

Our ability to generate cash in the short term and in the long term, when needed, and to provide for planned growth and to fund development activities, depends on our sources of liquidity and on our cash requirements.
      Our sources of liquidity and cash requirements remain substantially unchanged from those described in the BCE 2003 MD&A, except for those listed below.

Commitment under deferral account
The deferral account is a new mechanism resulting from the CRTC's price cap decision of May 2002, which will be used to fund initiatives such as service improvements, reduced rates and/or rebates. We estimate our commitment relating to the deferral account to be approximately $195 million at September 30, 2004.

Employee departure program
 Under both phases of the program, employees are entitled to receive a special cash allowance. This will result in total cash payments of approximately $314 million which we expect to pay in the coming months. The program will reduce Bell Canada’s pension plan surpluses, which may, subject to plan returns and the next periodic actuarial valuation, affect future funding requirements.

Provision for contract loss
 In 2001, we entered into a contract with the Government of Alberta to build a next generation network to bring high-speed internet and broadband capabilities to rural communities in Alberta. This contract

24   2004 Quarterly Report     Bell Canada Enterprises

is accounted for using the percentage of completion method. During the second quarter of 2004, as part of our regular update of the estimated costs to complete construction of the network, potential cost overruns were identified. Construction is to be complete in late 2004. The costs of this last phase of construction are higher than previously estimated, due to changes necessitated in construction methods to connect individual government buildings to the network and higher average costs of construction. We recorded a provision of $110 million for this contract in the second quarter of 2004. Our estimated costs to complete are unchanged at September 30, 2004.

Agreement to purchase Canadian operations of 360networks Corporation
 In May 2004, Bell Canada announced an agreement to purchase the Canadian operations of 360networks Corporation for $275 million in cash. The purchase includes the shares of 360networks’ subsidiary GT Group Telecom Services Corporation, and certain related U.S. interconnect assets. Bell Canada plans to retain all of 360networks’ business, facilities and customer base in western Canada, and has an agreement to sell the retail customer operations and certain assets in central and eastern Canada to Call-Net Enterprises Inc. while continuing to provide network and other services to the central and eastern customer base for a share of future revenues. All regulatory approvals have been obtained and we expect to close the transaction in November 2004, subject to usual closing conditions.

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

This section provides a description of new legal proceedings involving BCE and of recent developments in certain of the legal proceedings involving BCE described in the BCE 2003 AIF as subsequently updated in BCE Inc.’s 2004 First Quarter MD&A dated May 4, 2004 (BCE 2004 First Quarter MD&A) and BCE Inc.’s 2004 Second Quarter MD&A dated August 3, 2004 (BCE 2004 Second Quarter MD&A).

LAWSUITS RELATED TO BELL CANADA

Potential Class Action Concerning Wireless Access Charges
 On August 9, 2004, a statement of claim was filed under the Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan by certain alleged customers or former customers of Bell Canada and other Canadian telecommunications providers (“Canadian Telcos”) for wireless and cellular services. The lawsuit has not been certified as a class action and it is too early to determine whether it will qualify for certification.
      The statement of claim alleges breach of contract and duty to inform, breach of warranties and covenants, deceit, misrepresentation, negligence, wrongful acts and omissions, collusion, and breach of statutory duty or obligation under the Competition Act (Canada), in connection with certain “system access fees” and “system licensing charges” invoiced by Bell Canada and the other Canadian Telcos to their customers. The plaintiffs seek unspecified damages and punitive damages from Bell Canada and the other Canadian Telcos.
      While no one can predict the outcome of any legal proceeding, based on information currently available, we believe that we have strong defences and we intend to vigorously defend our position.

Potential class Action concerning Bell Mobility Billing system
On October 28, 2004, a motion seeking certification to proceed as a class action against Bell Mobility, a wholly-owned subsidiary of Bell Canada, was filed with the Québec Superior Court. The lawsuit has not been certified to proceed as a class action and it is too early to detemrine whether it will qualify for certifcation.
     The lawsuit was filed on behalf of all physical persons residing in the Province of Québec, who entered into a contract with Bell Mobility for the provision of wireless telephone services, and alleges that such persons have unjustly ihncurred expenses as a result of billing errors made by Bell Mobility or as a result of Bell Mobility wrongfully disconnecting service to such customers. In addition to the reimbursement of such expenses, the class action would, if authorized, also seek payment of damages by Bell Mobility in the amount of $100 per class member for inconvenience as well as punitive damages in the amount of $200 per class member.

25    2004 Quarterly Report     Bell Canada Enterprises

While no one can predict the outcome of any legal proceeding, based on information currently available, we believe that we have strong defences and we intend to vigorously defend our position.

Bell Distribution Inc. lawsuit
 On September 1, 2004, Bell Distribution Inc.’s franchisees and Bell Canada entered into an agreement for the settlement of this action.

LAWSUITS RELATED TO TELEGLOBE INC. (TELEGLOBE)

Teleglobe lending syndicate lawsuit
 As indicated in the BCE 2003 AIF, a lawsuit was filed in the Ontario Superior Court of Justice on July 12, 2002 against BCE Inc. by certain of the members of the Teleglobe and Teleglobe Holdings (U.S.) Corporation lending syndicate. On November 2, 2004, two of the plaintiffs, Canadian Imperial Bank of Commerce and Canadian Imperial Bank of Commerce, N.Y. Agency, which had advanced approximately U.S.$104 million to Teleglobe and Teleglobe Holdings (U.S.) Corporation, filed a notice of discontinuance with the Court and are therefore no longer plaintiffs in this action. The damages sought by the remaining plaintiffs now amount to approximately

U.S.$1.09 billion (down from approximately U.S.$1.19 billion), plus interest and costs, representing approximately 87% (down from approximately 95%) of the US$1.25 billion that the members of that lending syndicate advanced to Teleglobe and Teleglobe Holdings (U.S.) Corporation.

Teleglobe unsecured creditors lawsuit
As indicated in the BCE 2004 Second Quarter MD&A, a lawsuit was filed in the United States Bankruptcy Court for the District of Delaware against BCE Inc. and ten former directors and officers of Teleglobe and certain of its subsidiaries on May 26, 2004. The plaintiffs are comprised of Teleglobe Communications Corporation, certain of its affiliated debtors and debtors in possession, and the Official Committee of Unsecured Creditors of these debtors. The lawsuit alleges breach of an alleged funding commitment of BCE Inc. towards the debtors, promissory estoppel, misrepresentation by BCE Inc., and breach and aiding and abetting breaches of fiduciary duty by the defendants. By order dated September 8, 2004, the automatic reference of this action to the Bankruptcy Court was withdrawn and the action is now pending in the District Court for the District of Delaware. On September 15, 2004, BCE Inc. and the other defendants filed a motion to dismiss the action for lack of standing and for failure to state a claim. BCE Inc. and the other defendants also contend that plaintiffs should not be allowed to transform a contract claim into tort claims. On October 14, 2004, the Court denied defendants’ motion to stay discovery pending disposition of defendants’ motion to dismiss.

LAWSUITS RELATED TO BELL CANADA INTERNATIONAL INC. (BCI)

BCI common shareholders lawsuits
 As indicated in the BCE 2003 AIF, an appeal to the Ontario Court of Appeal was filed in March 2004 by the plaintiffs in two lawsuits seeking damages from BCE Inc. and BCI in connection with the issue of BCI common shares under BCI’s recapitalization plan and the implementation of BCI’s plan of arrangement. These lawsuits had been dismissed on January 5, 2004 by the Ontario Superior Court of Justice as failing to disclose a reasonable cause of action against BCE Inc. or BCI, and abused the process of the court, and ordering that neither of the two plaintiffs may amend his statement of claim to bring these lawsuits before the court again. As indicated in the BCE 2004 Second Quarter MD&A, the appeal was heard on July 12, 2004, and on July 23, 2004 the Ontario Court of Appeal issued its decision and reasons, upholding the lower court’s decision and dismissing the lawsuits as failing to disclose a reasonable cause of action. On September 29, 2004, the plaintiffs filed an application with the Supreme Court of Canada seeking leave to appeal the decision of the Court of Appeal for Ontario, and indicated, in their application, that if the appeal court decision is reversed, they intend to proceed with only one of the actions. The defendants have filed joint responding materials.

26    2004 Quarterly Report     Bell Canada Enterprises

LAWSUITS RELATED TO BELL GLOBEMEDIA

As indicated in the BCE 2003 AIF, on February 5, 2001, Bell Globemedia Publishing Inc., a subsidiary of Bell Globemedia, was added as a defendant to a $100 million class action lawsuit relating to copyright infringement. The claim is that the defendants (which include The Globe and Mail newspaper and magazines it publishes) do not have the right to archive and publish certain freelanced and employee material from the newspaper or magazines in any format other than print. On October 3, 2001, the Ontario Superior Court of Justice rejected the plaintiff’s motion for partial summary judgment (including the rejection of a requested injunction at this stage) on certain proposed common issues. The plaintiff appealed this decision, and the defendants cross-appealed some issues. The Ontario Court of Appeal provided its majority decision on October 6, 2004, and affirmed the initial refusal of summary judgement. Both the plaintiff and the defendants have 60 days from October 6, 2004 to apply for leave to appeal to the Supreme Court of Canada.

Risks That Could Affect Our Business

A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations, cash flows or business of one or more BCE group companies. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
      Because no one can predict whether an event will happen or its consequences, the actual effect of any event on our business could be materially different from what we currently anticipate. In addition, the risks described below and elsewhere in this MD&A do not include all possible risks, and there may be other risks that we are currently not aware of.
      In the BCE 2004 First Quarter MD&A, we provided a detailed review of the risks that could affect our financial condition, results of operations, cash flows or business and that could cause actual results to differ materially from those expressed in our forward-looking statements. This detailed description of risks was updated in the BCE 2004 Second Quarter MD&A and is further updated in this MD&A. These risks include risks associated with:

  our ability to complete within our targeted timeframe, and the impact on our financial results of, the migration of our multiple service-specific networks to a single IP-based network;
  our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects, including meeting targets for revenue, earnings per share, free cash flow and capital intensity;
  general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services;
  the intensity of competitive activity from both traditional and new competitors, Canadian or foreign, including cross-platform competition, which is increasing following the introduction of new technologies such as Voice over Internet Protocol (VoIP) which have reduced barriers to entry that existed in the industry, and its resulting impact on the ability to retain existing, and attract new, customers, and on pricing strategies and financial results;
  the ability to improve productivity and contain capital intensity while maintaining quality of services;
  the ability to anticipate, and respond to, changes in technology, industry standards and client needs and migrate to and deploy new technologies, including VoIP, and offer new products and services rapidly and achieve market acceptance thereof;
  the availability and cost of capital required to implement our financing plans and fund capital and other expenditures;
  our ability to retain major customers;

27    2004 Quarterly Report     Bell Canada Enterprises

  our ability to find suitable companies to acquire or to partner with;
  the impact of pending or future litigation and of adverse changes in laws or regulations, including tax laws, or in how they are interpreted, or of adverse regulatory initiatives or proceedings, including decisions by the CRTC affecting our ability to compete effectively, including, more specifically, decisions concerning the regulation of VoIP services;
  the risk of litigation should BCE stop funding a subsidiary or change the nature of its investment, or dispose of all or part of its interest, in a subsidiary;
  the risk of increased pension plan contributions resulting from Bell Canada’s recent early retirement program and from the risk of low returns on pension plan assets;
  our ability to manage effectively labour relations, negotiate satisfactory labour agreements, including new agreements replacing expired labour agreements, while avoiding work stoppages, and maintain service to customers and minimize disruptions during strikes and other work stoppages;
  events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services;
  stock market volatility;
  our ability to increase the number of customers who buy multiple products;
  our ability to implement the significant changes in processes, in how we approach our markets, and in products and services, required by our strategic direction;
  Canadian government action in respect of the foreign ownership restrictions that apply to telecommunications carriers and to broadcasting distribution undertakings;
  the risk that the amount of the expected annual savings relating to Bell Canada’s recent employee voluntary departure program will be lower than anticipated due to various factors including the incurrence of outsourcing, replacement and other costs; and
  launch and in-orbit risks, including the ability to obtain appropriate insurance coverage at favourable rates, concerning Telesat’s satellites, certain of which are used by Bell ExpressVu to provide services.

     For a more complete description of the risks that could affect our business, please see the BCE 2004 First Quarter MD&A, as updated in the BCE 2004 Second Quarter MD&A and this MD&A, filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s site at www.bce.ca and on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission (SEC) under Form 6-K (available on EDGAR at www.sec.gov).
      Please refer to the BCE 2003 AIF filed by BCE Inc. with the Canadian securities commissions and with the SEC under Form 40-F for a detailed description of:

  the principal legal proceedings involving BCE;
  certain regulatory initiatives and proceedings concerning the Bell Canada companies.

     Please see Recent Developments in Legal Proceedings in this MD&A, in the BCE 2004 First Quarter MD&A and in the BCE 2004 Second Quarter MD&A for a description of new legal proceedings involving us and of recent developments, since the BCE 2003 AIF, in the principal legal proceedings involving us.
      In addition, please see Updates to the Description of Risks below, Updates to the Description of Risks in the BCE 2004 Second Quarter MD&A and Risks that could affect certain BCE group companies – Bell Canada companies – Changes to wireline regulations in the BCE 2004 First Quarter MD&A, for a description of recent developments, since the BCE 2003 AIF, in the principal regulatory initiatives and proceedings concerning the Bell Canada companies.

UPDATES TO THE DESCRIPTION OF RISKS
The following are updates to the description of risks contained in the section entitled Risks That Could Affect Our Business set out on pages 18 to 31 of the BCE 2004 First Quarter MD&A as updated in the BCE 2004 Second Quarter MD&A. For ease of reference, the updates to the description of risks below

28    2004 Quarterly Report     Bell Canada Enterprises

have been presented under the same headings and in the same order contained in the section entitled Risks That Could Affect Our Business set out in the BCE 2004 First Quarter MD&A.

RISKS THAT COULD AFFECT ALL BCE GROUP COMPANIES

RENEGOTIATING LABOUR AGREEMENTS

A new collective agreement between Bell Canada and the CEP, representing approximately 7,100 craft and services employees, was signed on August 19, 2004 and will expire in November 2007. As well, a collective agreement between Aliant Telecom Inc. (a wholly-owned subsidiary of Aliant) and the CATU, representing approximately 4,300 employees, was signed on September 16, 2004 and will expire on December 31, 2007. Accordingly, the actual or potential adverse effects of the events preceding the execution of these collective agreements have now ceased to exist.

RISKS THAT COULD AFFECT CERTAIN BCE GROUP COMPANIES

BELL CANADA COMPANIES

Contract with the Government of Alberta
In 2001, we entered into a contract with the Government of Alberta to build a next generation network to bring high-speed internet and broadband capabilities to rural communities in Alberta. Construction is to be compelte in late 2004. However, the final costs to complete the network will not be known until completion of the network and final acceptance by the Government of Alberta which is expected to occur during 2005.

Changes to Wireline Regulations
Decision on Incumbent Affiliates
 On September 23, 2003, the CRTC issued a decision that requires Bell Canada and its carrier affiliates to include a detailed description of the bundled services they provide to customers when they file tariffs with the CRTC. Bell Canada’s appeal of this decision to the Federal Court of Canada was dismissed on September 14, 2004. As a result, Bell Canada is now re-filing tariffs for those contracts with bundles that have not yet expired in order to provide more detailed descriptions of the bundled services.

Application seeking consistent regulation
 On November 6, 2003, Bell Canada filed an application requesting that the CRTC start a public hearing to review how similar services offered by cable companies and telephone companies are regulated. On April 7, 2004, the CRTC invited comments on its preliminary views regarding the regulation of VoIP services and invited interested parties to participate in a public consultation relating to the regulatory framework for VoIP. Bell Canada provided its comments to the CRTC on June 18, 2004. Between September 21 and September 23, 2004, the CRTC held the public consultation relating to the regulatory framework for VoIP. Bell Canada filed reply comments on October 13, 2004. A decision is expected in the first quarter of 2005. There is a risk that the CRTC might decide to regulate VoIP services provided by the Bell Canada companies and other Incumbent Local Exchange Carriers but not by certain other competitors. Accordingly, these proceedings could determine the rules for competition with other service providers, could affect the flexibility of the Bell Canada companies when competing in the future and could result in delays for launching new services as well as restrictions on our marketing flexibility (such as pricing rules, bundling restrictions, etc.) for such services.

Licences for Broadcasting
 As indicated in the BCE 2004 Second Quarter MD&A, Bell Canada has applied to the CRTC for licences to operate broadcasting distribution undertakings, using its wireline facilities, to serve large cities in

29    2004 Quarterly Report     Bell Canada Enterprises

Southern Ontario and Québec. The CRTC held a public hearing, as required under the Broadcasting Act, in August 2004. Cable operators were seeking delays to the licensing and other conditions that would inhibit Bell Canada’s ability to compete with them. A decision is expected in November 2004.

TELESAT

Anik F2
 As indicated in the BCE 2004 Second Quarter MD&A, on July 17, 2004, Telesat launched the Anik F2 satellite. It successfully entered commercial service, following commissioning and testing, in October 2004. Accordingly, the risks described in the BCE 2004 Second Quarter MD&A relating to Anik F2’s construction, launch and commissioning no longer apply.

Our Accounting Policies

We have prepared our consolidated financial statements according to Canadian GAAP. See Note 1 to the consolidated financial statements for more information about the accounting policies we used to prepare our financial statements.
      The key estimates and assumptions that management has made and their impact on the amounts reported in the financial statements and notes remain substantially unchanged from those described in the BCE 2003 MD&A.
      We have not changed our accounting policies other than those described in the BCE 2003 MD&A and in Note 1 to the consolidated financial statements.

Supplementary Financial Information

The table below shows selected consolidated financial data for the eight most recently completed quarters.

		2004			2003			2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Operating revenues	4,781	4,782	4,641	4,818	4,627	4,673	4,619	4,974
Operating income	25	1,105	1,011	1,013	1,049	1,078	981	649
Earnings from continuing operations	102	544	485	486	453	466	466	790
Discontinued operations	(2)	27	3	(86)	11	12	7	922
Net earnings	100	571	488	400	464	478	473	1,712
Net earnings applicable to common shares	82	554	470	386	446	461	451	1,696

Included in net earnings:
Net gains on investments
Continuing operations	325	–	–	84	–	–	–	1,230
Discontinued operations	(2)	31	7	(94)	8	–	–	911
Restructuring and other items	(725)	16	(1)	(9)	6	–	–	(251)
Impairment charge	–	–	–	–	–	–	–	(527)

Net earnings per common share:
Continuing operations – basic	0.09	0.57	0.51	0.50	0.48	0.49	0.49	0.87
Continuing operations – diluted	0.08	0.57	0.51	0.50	0.47	0.49	0.49	0.86
Net earnings – basic	0.09	0.60	0.51	0.41	0.49	0.50	0.50	1.88
Net earnings – diluted	0.08	0.60	0.51	0.41	0.48	0.50	0.50	1.85
Average number of common shares outstanding (millions)	924.6	924.3	924.1	923.4	921.5	919.3	917.1	909.1

30    2004 Quarterly Report     Bell Canada Enterprises

Consolidated Financial Statements Consolidated Statements of Operations

For the period ended September 30	Three months		Nine months
(in $ millions, except share amounts) (unaudited)	2004	2003	2004	2003

Operating revenues	4,781	4,627	14,204	13,919

Operating expenses	(2,845)	(2,732)	(8,471)	(8,356)
Amortization expense	(769)	(801)	(2,305)	(2,325)
Net benefit plans cost (Note 4)	(61)	(44)	(189)	(129)
Restructuring and other items (Note 5)	(1,081)	(1)	(1,098)	(1)

Total operating expenses	(4,756)	(3,578)	(12,063)	(10,811)

Operating income	25	1,049	2,141	3,108
Other income (Note 6)	333	1	393	48
Interest expense	(253)	(270)	(758)	(839)

Pre-tax earnings from continuing operations	105	780	1,776	2,317
Income taxes	44	(282)	(511)	(788)
Non-controlling interest	(47)	(45)	(134)	(144)

Earnings from continuing operations	102	453	1,131	1,385
Discontinued operations (Note 7)	(2)	11	28	30

Net earnings	100	464	1,159	1,415
Dividends on preferred shares	(18)	(18)	(53)	(50)
Premium on redemption of preferred shares	–	–	–	(7)

Net earnings applicable to common shares	82	446	1,106	1,358

Net earnings per common share – basic
Continuing operations	0.09	0.48	1.17	1.46
Discontinued operations	–	0.01	0.03	0.03
Net earnings	0.09	0.49	1.20	1.49
Net earnings per common share – diluted
Continuing operations	0.08	0.47	1.16	1.45
Discontinued operations	–	0.01	0.03	0.03
Net earnings	0.08	0.48	1.19	1.48
Dividends per common share	0.30	0.30	0.90	0.90
Average number of common shares outstanding – basic (millions)	924.6	921.5	924.4	919.3

Consolidated Statements of Deficit

For the period ended September 30	Three months		Nine months
(in $ millions) (unaudited)	2004	2003	2004	2003

Balance at beginning of period, as previously reported	(5,368)	(6,079)	(5,830)	(6,435)
Accounting policy change for asset retirement obligations (Note 1)	–	(7)	(7)	(7)

Balance at beginning of period, as restated	(5,368)	(6,086)	(5,837)	(6,442)
Consolidation of variable interest entity	–	(25)	–	(25)
Net earnings	100	464	1,159	1,415
Dividends declared on common shares	(277)	(277)	(832)	(828)
Dividends declared on preferred shares	(18)	(18)	(53)	(50)
Premium on redemption of preferred shares	–	–	–	(7)
Other	–	(2)	–	(7)

Balance at end of period	(5,563)	(5,944)	(5,563)	(5,944)

31    2004 Quarterly Report     Bell Canada Enterprises

Consolidated Balance Sheets

	September 30	December 31
(in $ millions) (unaudited)	2004	2003

ASSETS
Current assets
Cash and cash equivalents	1,386	585
Accounts receivable	2,491	2,061
Other current assets	892	739
Current assets of discontinued operations	–	280

Total current assets	4,769	3,665
Capital assets	21,111	21,114
Other long-term assets	2,494	3,459
Indefinite-life intangible assets	2,910	2,910
Goodwill	8,368	7,761
Non-current assets of discontinued operations	50	511

Total assets	39,702	39,420

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	4,537	3,534
Debt due within one year	1,516	1,519
Current liabilities of discontinued operations	–	285

Total current liabilities	6,053	5,338
Long-term debt	12,076	12,381
Other long-term liabilities	4,790	4,705
Non-current liabilities of discontinued operations	–	20

Total liabilities	22,919	22,444

Non-controlling interest	2,904	3,403

SHAREHOLDERS’ EQUITY
Preferred shares	1,670	1,670

Common shareholders’ equity
Common shares	16,765	16,749
Contributed surplus	1,052	1,037
Deficit	(5,563)	(5,837)
Currency translation adjustment	(45)	(46)

Total common shareholders’ equity	12,209	11,903

Total shareholders’ equity	13,879	13,573

Total liabilities and shareholders’ equity	39,702	39,420

32    2004 Quarterly Report     Bell Canada Enterprises

Consolidated Statements of Cash Flows

For the period ended September 30	Three months		Nine months
(in $ millions) (unaudited)	2004	2003	2004	2003

Cash flows from operating activities
Earnings from continuing operations	102	453	1,131	1,385
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	769	801	2,305	2,325
Net benefit plans cost	61	44	189	129
Restructuring and other items (non-cash portion)	1,149	(4)	1,164	(4)
Net gains on investments	(325)	–	(331)	–
Future income taxes	(183)	134	(96)	211
Non-controlling interest	47	45	134	144
Contributions to employee pension plans	(32)	(46)	(88)	(73)
Other employee future benefit plan payments	(13)	(22)	(59)	(64)
Other	(27)	26	(3)	(10)
Changes in non-cash working capital	280	387	(134)	327

Cash from operating activities	1,828	1,818	4,212	4,370

Cash flows from investing activities
Capital expenditures	(811)	(791)	(2,318)	(2,088)
Business acquisitions	(646)	(3)	(952)	(73)
Business dispositions	4	55	20	55
Decrease in investments accounted for under the cost and equity methods	695	1	693	7
Other	(2)	155	133	69

Cash used in investing activities	(760)	(583)	(2,424)	(2,030)

Cash flows from financing activities
Increase (decrease) in notes payable and bank advances	173	(73)	123	(242)
Issue of long-term debt	10	17	1,410	1,881
Repayment of long-term debt	(98)	(123)	(1,750)	(1,940)
Issue of common shares	8	5	16	14
Issue of preferred shares	–	–	–	510
Redemption of preferred shares	–	–	–	(357)
Issue of equity securities by subsidiaries to non-controlling interest	–	24	7	113
Redemption of equity securities by subsidiaries from non-controlling interest	(4)	(39)	(64)	(74)
Cash dividends paid on common shares	(277)	(259)	(831)	(770)
Cash dividends paid on preferred shares	(21)	(14)	(64)	(39)
Cash dividends paid by subsidiaries to non-controlling interest	(44)	(38)	(133)	(137)
Other	(18)	56	(34)	(5)

Cash used in financing activities	(271)	(444)	(1,320)	(1,046)

Cash provided by continuing operations	797	791	468	1,294
Cash provided by discontinued operations	12	30	196	17

Net increase in cash and cash equivalents	809	821	664	1,311
Cash and cash equivalents at beginning of period	577	796	722	306

Cash and cash equivalents at end of period	1,386	1,617	1,386	1,617

Consists of:
Cash and cash equivalents of continuing operations	1,386	1,476	1,386	1,476
Cash and cash equivalents of discontinued operations	–	141	–	141

Total	1,386	1,617	1,386	1,617

33    2004 Quarterly Report     Bell Canada Enterprises

The interim consolidated financial statements should be read in conjunction with BCE Inc.’s annual consolidated financial statements for the year ended December 31, 2003, on pages 64 to 101 of BCE Inc.’s 2003 annual report.

These notes are unaudited.

All amounts are in millions of Canadian dollars, except where noted.

 We, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures.

Notes to Consolidated Financial Statements

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

We have prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2003, except as noted below.

Comparative figures
We have reclassified some of the figures for the comparative periods in the consolidated financial statements to make them consistent with the current period’s presentation.
     We have restated financial information for previous periods to reflect:

  the adoption of section 3110 of the CICA Handbook, Asset retirement obligations, effective January 2004, as described below the change in classification to discontinued operations for BCE Emergis Inc. (Emergis) and other minor business dispositions.

Change in accounting policy
Effective January 1, 2004, we retroactively adopted section 3110 of the CICA Handbook, Asset retirement obligations. The impact on our consolidated statements of operations for the three months and nine months ended September 30, 2004 and the comparative periods was negligible. At December 31, 2003 and 2002, this resulted in:

  an increase of $6 million in capital assets
  an increase of $17 million in other long-term liabilities
  a decrease of $4 million in future income tax liabilities
  an increase of $7 million in the deficit.

Stock-based compensation plans
Starting in 2004, we made a number of prospective changes to the key features in our stock-based compensation plans, which included transferring approximately 50% of the value of the long-term incentive plan, under which stock options are granted, into a new mid-term plan which uses restricted share units (RSUs). We record compensation expense for each RSU granted equal to the market value of a BCE Inc. common share at the date of grant prorated over the vesting period. The compensation expense is adjusted for future changes in the market value of BCE Inc. common shares until the vesting date. The cumulative effect of the change in value is recognized in the period of the change. Subject to compliance with individual minimum share ownership requirements set out in BCE’s policies, vested RSUs will be paid in BCE Inc. common shares purchased on the open market or in cash at the option of the holder.

NOTE 2. SEGMENTED INFORMATION

Starting in the first quarter of 2004, we report our results of operations under five segments: Consumer, Business, Aliant, Other Bell Canada and Other BCE. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
     The Consumer segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers mainly in Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
     The Business segment provides local telephone, long distance, wireless, data, including Internet access, and other services to Bell Canada’s small and medium-sized businesses (SMB) and large enterprise customers in Ontario and Québec, as well as business customers in Western Canada through Bell West Inc. (Bell West).
     The Aliant segment provides local telephone, long distance, wireless, data, including Internet access, and other services to residential and business customers in Atlantic Canada and represents the operations of our subsidiary, Aliant Inc. (Aliant).
     The Other Bell Canada segment includes Bell Canada’s wholesale business, and the financial results of Télébec Limited Partnership (Télébec), NorthernTel Limited Partnership (NorthernTel) and Northwestel Inc. (Northwestel). Our wholesale business provides local telephone, long distance, data and other services to competitors who resell these services. Télébec, NorthernTel and Northwestel provide telecommunications services to less populated areas in Québec, Ontario and Canada’s northern territories.
     The Other BCE segment includes the financial results of our media, satellite and information technology (IT) activities as well as the costs incurred by our corporate office. This segment includes Bell Globemedia Inc. (Bell Globemedia), Telesat Canada (Telesat) and CGI Group Inc. (CGI).
     In classifying our operations for planning and measuring performance, all restructuring and other items at Bell Canada and its subsidiaries (excluding Aliant) are included in the Other Bell Canada segment and not allocated to the Consumer and Business segments.

34    2004 Quarterly Report     Bell Canada Enterprises

NOTE 2. SEGMENTED INFORMATION (continued)

		Three months		Nine months
For the period ended September 30		2004	2003	2004	2003

Operating revenues
Consumer	External	1,893	1,821	5,552	5,296
	Inter-segment	15	17	39	39

		1,908	1,838	5,591	5,335

Business	External	1,400	1,373	4,139	4,099
	Inter-segment	40	67	177	212

		1,440	1,440	4,316	4,311

Aliant	External	467	478	1,421	1,422
	Inter-segment	30	36	106	110

		497	514	1,527	1,532

Other Bell Canada	External	435	442	1,294	1,439
	Inter-segment	51	36	134	108

		486	478	1,428	1,547

Inter-segment eliminations – Bell Canada		(125)	(115)	(378)	(357)

Bell Canada		4,206	4,155	12,484	12,368

Other BCE	External	586	513	1,798	1,663
	Inter-segment	96	83	263	237

		682	596	2,061	1,900

Inter-segment eliminations – Other		(107)	(124)	(341)	(349)

Total operating revenues		4,781	4,627	14,204	13,919

Operating income
Consumer		569	552	1,655	1,548
Business		245	193	713	582
Aliant		71	104	245	307
Other Bell Canada		(898)	163	(649)	469

Bell Canada		(13)	1,012	1,964	2,906
Other BCE		38	37	177	202

Total operating income		25	1,049	2,141	3,108
Other income		333	1	393	48
Interest expense		(253)	(270)	(758)	(839)
Income taxes		44	(282)	(511)	(788)
Non-controlling interest		(47)	(45)	(134)	(144)

Earnings from continuing operations		102	453	1,131	1,385

35    2004 Quarterly Report     Bell Canada Enterprises

The consolidated statements of operations include the results of acquired businesses from the date they were acquired.	NOTE 3. BUSINESS ACQUISITIONS

During the first nine months of 2004, we made a number of business acquisitions, which included:

  Bell West – In August 2004, Bell Canada acquired Manitoba Telecom Services Inc.’s (MTS) 40% interest in Bell West. Bell Canada now owns 100% of Bell West.
  Infostream Technologies Inc. (Infostream) – In May 2004, Bell Canada acquired 100% of the outstanding common shares of Infostream, a systems and storage technology firm providing networking solutions for Voice over Internet Protocol (VoIP), storage area networks and network management.
  Charon Systems Inc. (Charon) – In May 2004, Bell Canada acquired 100% of the assets of Charon, a full-service information technology (IT) solutions provider specializing in server-based computing, systems integration, IT security, software development and IT consulting.
  Our 28.9% proportionate share of CGI’s acquisition of American Management Systems Incorporated (AMS) – In May 2004, CGI acquired 100% of the outstanding common shares of AMS. AMS is a business and technology consulting firm to government, healthcare, financial services and telecommunications industries.
  Elix Inc. (Elix) – In March 2004, Bell Canada acquired 75.8% of the outstanding shares of Elix which offers technology consulting, integration and implementation of call routing and management systems, IT application integration and design and implementation of electronic voice-driven response systems.
  Accutel Conferencing Systems Inc. (Canada) and Accutel Conferencing Systems Corp (U.S.) (collectively Accutel) – In February 2004, Bell Canada acquired 100% of the outstanding common shares of Accutel, which provides teleconferencing services.

          The table below provides a summary of the consideration received and the consideration given for all business acquisitions. In all cases, the purchase price allocation is based on estimates. The final purchase price allocation for each business acquisition is expected to be complete within twelve months from the acquisition date. Of the goodwill acquired:

  $511 million relates to the Business segment and $150 million relates to the Other BCE segment
  $18 million is deductible for tax purposes.

	40% interest in Bell West	BCE’s proportionate share of AMS	All other business acquisitions	Total

Consideration received:
Non-cash working capital	–	(70)	5	(65)
Capital assets	–	101	13	114
Goodwill	385	150	126	661
Long-term debt	–	–	(2)	(2)
Other long-term liabilities	–	(13)	–	(13)
Non-controlling interest	261	–	–	261

	646	168	142	956
Cash and cash equivalents (bank indebtedness) at acquisition	–	20	(3)	17

Net assets acquired	646	188	139	973

Consideration given:
Cash	645	182	134	961
Acquisition costs	1	6	1	8
Future cash payment	–	–	4	4

	646	188	139	973

36    2004 Quarterly Report     Bell Canada Enterprises

NOTE 4. EMPLOYEE BENEFIT PLANS The table below shows the components of the net benefit plans cost.

		Three months				Nine months
	Pension benefits		Other benefits		Pension benefits		Other benefits
For the period ended September 30	2004	2003	2004	2003	2004	2003	2004	2003

Current service cost	58	55	7	8	182	166	23	23
Interest cost on accrued
benefit obligation	201	190	26	26	604	568	78	78
Expected return on plan assets	(237)	(233)	(2)	(2)	(714)	(701)	(7)	(7)
Amortization of past service costs	2	2	–	–	7	7	–	–
Amortization of net actuarial losses	8	6	1	–	24	17	1	–
Amortization of transitional (asset) obligation	(11)	(11)	7	7	(33)	(33)	22	22
Increase (decrease) in valuation allowance	1	(3)	–	–	2	(9)	–	–
Other	–	(1)	–	–	–	(2)	–	–

Net benefit plans cost	22	5	39	39	72	13	117	116

The table below shows the amounts we contributed to the pension plans and the post-employment benefit payments made to beneficiaries.

		Three months				Nine months
	Pension benefits		Other benefits		Pension benefits		Other benefits
For the period ended September 30	2004	2003	2004	2003	2004	2003	2004	2003

Aliant	16	34	1	1	54	51	3	3
Bell Canada	5	4	12	21	14	9	56	61
Bell Globemedia	8	6	–	–	13	8	–	–
BCE Inc.	3	2	–	–	7	5	–	–

Total	32	46	13	22	88	73	59	64

NOTE 5. RESTRUCTURING AND OTHER ITEMS

	Three months		Nine months
For the period ended September 30	2004	2003	2004	2003

Employee departure program	(985)	–	(985)	–
Settlement with MTS	–	–	75	–
Provision for contract loss	–	–	(110)	–
Other charges	(96)	(1)	(78)	(1)

Restructuring and other items	(1,081)	(1)	(1,098)	(1)

Employee departure program
During the third quarter of 2004, we recorded a pre-tax charge of $985 million ($647 million after taxes) in the Other Bell Canada segment. The charge relates to the two-phase employee departure program, which was announced by Bell Canada in June 2004. The first phase was an early retirement plan and in the third quarter of 2004, 3,965 employees elected to receive a package that included a cash allowance, immediate pension benefits, an additional guaranteed pension payable up to 65 years of age, career transition services and post-employment benefits. The second phase was a departure plan and in the third quarter of 2004, 1,087 employees elected to receive a special cash allowance.
     An additional charge of approximately $75 million is expected to be incurred in the future for the relocation of employees and closure of excess real estate facilities. These costs are not eligible for recognition at September 30, 2004 and will be expensed as incurred.
     The employee departure program is expected to be substantially complete by the end of 2004.

37    2004 Quarterly Report     Bell Canada Enterprises

NOTE 5. RESTRUCTURING AND OTHER ITEMS (continued) The table below provides a summary of the costs recognized in the third quarter of 2004, as well as the corresponding liability at September 30, 2004.

Employee departure program costs	985
Less:
Cash payments	(5)
Pension and other post-retirement benefits reclassified to:
Other long-term assets	(660)
Other long-term liabilities	(11)

Balance in accounts payable and accrued liabilities at September 30, 2004	309

Settlement with MTS
 On May 20, 2004, Bell Canada filed a lawsuit against MTS seeking damages from MTS and an injunction to prevent MTS from breaching the terms and conditions of the commercial agreements between the two companies as a result of the announcement by MTS to purchase Allstream Inc. (Allstream). On June 3, 2004, Bell Canada also filed a lawsuit against Allstream seeking damages in connection with the same announcement.
     On June 30, 2004, BCE Inc. reached an agreement with MTS to settle the lawsuits. The terms of the settlement included:

  a payment of $75 million by MTS to Bell Canada, recorded in the second quarter of 2004 and received on August 3, 2004, for unwinding various commercial agreements the removal of contractual competitive restrictions thereby allowing Bell Canada and MTS to compete freely with each other, effective June 30, 2004 the orderly disposition of our interest in MTS. Our voting rights in MTS were waived after the receipt of the $75 million payment. We sold our interest in MTS in September 2004. See Note 6, Other income, for more information.
  a premium payment by MTS to us, in the event a change of control of MTS occurs before 2006, in an amount equal to the appreciation in MTS’s share price from the time of our divestiture to the time of any takeover transaction the provision of wholesale services between Bell Canada and MTS on a preferred supplier basis.

Provision for contract loss
 In 2001, we entered into a contract with the Government of Alberta to build a next generation network to bring high-speed internet and broadband capabilities to rural communities in Alberta. This contract is accounted for using the percentage of completion method. During the second quarter of 2004, as part of our regular update of the estimated costs to complete construction of the network, potential cost overruns were identified. Construction is to be complete in late 2004. The costs of this last phase of construction are higher than previously estimated, due to changes necessitated in construction methods to connect individual government buildings to the network and higher average costs of construction. We recorded a provision of $110 million for this contract in the second quarter of 2004. Our estimated costs to complete are unchanged at September 30, 2004.

Other charges
 During the third quarter of 2004, we recorded other pre-tax charges totalling $96 million ($78 million after taxes), which consisted primarily of future lease costs for excess facilities, asset write-downs and other provisions.
     Prior to the third quarter of 2004, we recorded a credit of $18 million which related primarily to the reversal of previously recorded restructuring charges, which were no longer necessary given the introduction of a new voluntary employee departure program.

38    2004 Quarterly Report     Bell Canada Enterprises

NOTE 6. OTHER INCOME

	Three months		Nine months
For the period ended September 30	2004	2003	2004	2003

Net gains on investments	325	–	331	–
Foreign currency gains (losses)	(2)	(6)	(4)	32
Other	10	7	66	16

Other income	333	1	393	48

In the third quarter of 2004, net gains on investments of $325 million included:

  a gain of $108 million from the sale of Bell Canada’s remaining 3.24% interest in YPG General Partner Inc. for net cash proceeds of $123 million a gain of $217 million realized from the sale of BCE Inc.’s 15.96% interest in MTS for net cash proceeds of $584 million. On August 1, 2004, as a result of a corporate reorganization, the MTS shares were transferred from Bell Canada to BCE Inc. The purpose of this reorganization was to ensure that capital loss carryforwards at BCE Inc. would be available to be utilized against the gain on the sale of the MTS shares.
  Capital loss carryforwards were available to be utilized against the gains realized on these sale.

NOTE 7. DISCONTINUED OPERATIONS

	Three months		Nine months
For the period ended September 30	2004	2003	2004	2003

Emergis	(2)	11	25	24
Other	–	–	3	6

Net gain (loss) from discontinued operations	(2)	11	28	30

The table below provides a summarized statement of operations for the discontinued operations.

	Three months		Nine months
For the period ended September 30	2004	2003	2004	2003

Revenue	–	244	128	765

Operating gain (loss) from discontinued operations, before tax	–	33	(52)	76
Gain (loss) from discontinued operations, before tax	(2)	(1)	72	10
Income tax expense on operating gain (loss)	–	(12)	(11)	(23)
Income tax recovery (expense) on gain (loss)	–	2	(3)	(1)
Non-controlling interest	–	(11)	22	(32)

Net gain (loss) from discontinued operations	(2)	11	28	30

Emergis provides eBusiness solutions to the financial services industry in North America and the health industry in Canada. It automates transactions between companies and allows them to interact and transact electronically.

The Security business provides organizations with the security infrastructure for their electronic service delivery.

Sale of Emergis
In May 2004, our board of directors approved the sale of our 63.9% interest in Emergis. In June 2004, BCE completed the sale of its interest in Emergis by way of a secondary public offering.
     In June 2004, Bell Canada paid $49 million to Emergis for the purchase of Emergis’ Security business and the early termination of the Bell Legacy Contract on June 30, 2004 rather than December 31, 2004, as well as the transfer of related intellectual property to Bell Canada.
     These transactions were recorded on a net basis. The net proceeds from the sale of Emergis were $285 million (net of $22 million of selling costs and $49 million consideration given to Emergis). The gain on the transaction was $60 million.
     The operating loss includes a future income tax asset impairment charge of $56 million ($36 million after non-controlling interest), which Emergis recorded before the sale as a result of the unwinding of tax loss utilization strategies between Emergis, 4122780 Canada Inc. (a wholly-owned subsidiary of Emergis) and Bell Canada.
     Emergis was presented previously in the Other BCE segment.

39    2004 Quarterly Report     Bell Canada Enterprises

NOTE 8. STOCK-BASED COMPENSATION PLANS Restricted share units (RSUs)

Number of
RSUs

Outstanding, January 1, 2004	–
Granted	1,944,735
Expired/forfeited	(30,437)

Outstanding, September 30, 2004	1,914,298

For the three months and nine months ended September 30, 2004, we recorded compensation expense for RSUs of $7 million and $17 million, respectively.

BCE Inc. stock options The table below is a summary of the status of BCE Inc.’s stock option programs.

		Weighted
	Number	average
	of shares	exercise price

Outstanding, January 1, 2004	24,795,545	$32
Granted	5,589,476	$30
Exercised	(828,659)	$17
Expired/forfeited	(918,373)	$34

Outstanding, September 30, 2004	28,637,989	$32

Exercisable, September 30, 2004	14,404,039	$33

Teleglobe stock options The table below is a summary of the status of Teleglobe’s stock option programs.

	Number	Weighted
	of BCE Inc.	average
	shares	exercise price

Outstanding, January 1, 2004	955,175	$21
Exercised	(102,828)	$18
Expired/forfeited	(24,685)	$43

Outstanding and exercisable, September 30, 2004	827,662	$21

Assumptions used in stock option pricing model The table below shows the assumptions used to determine stock-based compensation expense using the Black-Scholes option pricing model.

	Three months		Nine months
For the period ended September 30	2004	2003	2004	2003

Compensation expense ($ millions)	9	7	23	19
Number of stock options granted	139,700	410,000	5,589,476	5,928,051
Weighted average fair value per option granted ($)	3	7	3	6
Weighted average assumptions
Dividend yield	4.3%	3.7%	4.0%	3.6%
Expected volatility	26%	30%	27%	30%
Risk-free interest rate	3.7%	3.6%	3.1%	4.0%
Expected life (years)	3.5	4.5	3.5	4.5

Starting in 2004, most of the stock options granted contain specific performance targets that must be met before the option can be exercised. This is reflected in the calculation of the weighted average fair value per option granted.

40    2004 Quarterly Report     Bell Canada Enterprises

NOTE 9. COMMITMENTS AND CONTINGENCIES

Agreement to purchase Canadian operations of 360networks Corporation
 In May 2004, Bell Canada announced an agreement to purchase the Canadian operations of 360networks Corporation for $275 million in cash. The purchase includes the shares of 360networks’ subsidiary GT Group Telecom Services Corporation, and certain related U.S. interconnect assets. Bell Canada plans to retain all of 360networks’ business, facilities and customer base in western Canada, and has an agreement to sell the retail customer operations and certain assets in central and eastern Canada to Call-Net Enterprises Inc. while continuing to provide network and other services to the central and eastern customer base for a share of future revenues. All regulatory approvals have been obtained and we expect to close the transaction in November 2004, subject to usual closing conditions.

Litigation

Teleglobe unsecured creditors lawsuit
 On May 26, 2004, a lawsuit was filed in the United States Bankruptcy Court for the District of Delaware. The United States District Court for the District of Delaware subsequently withdrew the reference from the Bankruptcy Court and the matter is now pending in the District Court for the District of Delaware. The lawsuit is against BCE Inc. and ten former directors and officers of Teleglobe Inc. and certain of its subsidiaries. The plaintiffs are comprised of Teleglobe Communications Corporation, certain of its affiliated debtors and debtors in possession, and the Official Committee of Unsecured Creditors of these debtors. The lawsuit alleges breach of an alleged funding commitment of BCE Inc. towards the debtors, promissory estoppel, misrepresentation by BCE Inc. and breach and aiding and abetting breaches of fiduciary duty by the defendants. The plaintiffs seek an unspecified amount of damages against the defendants. While no one can predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that it has strong defences, and it intends to vigorously defend its position.

41     2004 Quarterly Report     Bell Canada Enterprises

BCE Inc. 1000, rue de La Gauchetière Ouest Bureau 3700 Montréal (Québec) H3B 4Y7 www.bce.ca Communications e-mail: bcecomms@bce.ca tel:1 888 932-6666 fax: (514) 870-4385

This document has been filed by BCE Inc. with Canadian securities commissions and the U.S. Securities and Exchange Commission. It can be found on BCE Inc.’s Web site at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or is available upon request from:

Investor Relations
e-mail: investor.relations@bce.ca
tel: 1 800 339-6353
fax: (514) 786-3970	For further information concerning the Dividend Reinvestment and Stock Purchase Plan (DRP), direct deposit of dividend payments, the elimination of multiple mailings or the receipt of quarterly reports, please contact:

Computershare Trust
Company of Canada
100 University Avenue, 9th Floor,
Toronto, Ontario M5J 2Y1
tel: (514) 982-7555
or 1 800 561-0934
fax: (416) 263-9394
or 1 888 453-0330
e-mail: bce@computershare.com

PRINTED IN CANADA 04-10 BCE-3E

BCE Investor Relations

Sophie Argiriou
514-786-8145
sophie.argiriou@bell.ca
George Walker
514-870-2488
george.walker@bell.ca
Roland Ribotti
514-870-9034
roland.ribotti@bell.ca

BCE Consolidated(1)
Consolidated Operational Data

($ millions, except per share amounts)	Q3 2004	Q3 2003	$ change	% change		YTD September 2004	YTD September 2003	$ change	%change

Operating revenues	4,781	4,627	154	3.3%		14,204	13,919	285	2.0%
Operating expenses	(2,845)	(2,732)	(113)	(4.1%	)	(8,471)	(8,356)	(115)	(1.4%	)

EBITDA(2)	1,936	1,895	41	2.2%		5,733	5,563	170	3.1%
EBITDA margin(3)	40.5%	41.0%		(0.5 pts	)	40.4%	40.0%		0.4 pts
Amortization expense	(769)	(801)	32	4.0%		(2,305)	(2,325)	20	0.9%
Net benefit plans cost	(61)	(44)	(17)	(38.6%	)	(189)	(129)	(60)	(46.5%	)
Restructuring and other items	(1,081)	(1)	(1,080)	n.m.		(1,098)	(1)	(1,097)	n.m.

Operating income	25	1,049	(1,024)	(97.6%	)	2,141	3,108	(967)	(31.1%	)
Other income	333	1	332	n.m.		393	48	345	n.m.
Interest expense	(253)	(270)	17	6.3%		(758)	(839)	81	9.7%

Pre-tax earnings from continuing operations	105	780	(675)	(86.5%	)	1,776	2,317	(541)	(23.3%	)
Income taxes	44	(282)	326	n.m.		(511)	(788)	277	35.2%
Non-controlling interest	(47)	(45)	(2)	(4.4%	)	(134)	(144)	10	6.9%

Earnings from continuing operations	102	453	(351)	(77.5%	)	1,131	1,385	(254)	(18.3%	)
Discontinued operations	(2)	11	(13)	n.m.		28	30	(2)	(6.7%	)

Net earnings	100	464	(364)	(78.4%	)	1,159	1,415	(256)	(18.1%	)
Dividends on preferred shares	(18)	(18)	-	0.0%		(53)	(50)	(3)	(6.0%	)
Premium on redemption of preferred shares	-	-	-	n.m.		-	(7)	7	n.m.

Net earnings applicable to common shares	82	446	(364)	(81.6%	)	1,106	1,358	(252)	(18.6%	)

Net earnings per common share - basic
Continuing operations	$0.09	$0.48	$(0.39)	(81.3%	)	$1.17	$1.46	$(0.29)	(19.9%	)
Discontinued operations	$-	$0.01	$(0.01)	n.m.		$0.03	$0.03	$-	0.0%
Net earnings	$0.09	$0.49	$(0.40)	(81.6%	)	$1.20	$1.49	$(0.29)	(19.5%	)
Net earnings per common share - diluted
Continuing operations	$0.08	$0.47	$(0.39)	(83.0%	)	$1.16	$1.45	$(0.29)	(20.0%	)
Discontinued operations	$-	$0.01	$(0.01)	n.m.		$0.03	$0.03	$-	0.0%
Net earnings	$0.08	$0.48	$(0.40)	(83.3%	)	$1.19	$1.48	$(0.29)	(19.6%	)
Dividends per common share	$0.30	$0.30	$-	0.0%		$0.90	$0.90	$-	0.0%
Average number of common shares outstanding - basic (millions)	924.6	921.5				924.4	919.3

The following items are included in net earnings:
Net gains on sale of investments and dilution gains
Continuing operations	325	-	325	-
Discontinued operations	(2)	8	36	8
Restructuring and other items	(725)	6	(710)	6

Total	(402)	14	(349)	14
Impact on net earnings per share	$(0.43)	$0.01	$(0.37)	$ 0.01

n.m. : not meaningful

BCE Inc.   Supplementary Financial Information - Third Quarter 2004   Page 2

BCE Consolidated(1)
Consolidated Operational Data — Historical Trend

	YTD				Total
($ millions, except per share amounts)	2004	Q3 04	Q2 04	Q1 04	2003	Q4 03	Q3 03	Q2 03	Q1 03

Operating revenues	14,204	4,781	4,782	4,641	18,737	4,818	4,627	4,673	4,619
Operating expenses	(8,471)	(2,845)	(2,829)	(2,797)	(11,327)	(2,971)	(2,732)	(2,778)	(2,846)

EBITDA(2)	5,733	1,936	1,953	1,844	7,410	1,847	1,895	1,895	1,773
EBITDA margin(3)	40.4%	40.5%	40.8%	39.7%	39.5%	38.3%	41.0%	40.6%	38.4%
Amortization expense	(2,305)	(769)	(769)	(767)	(3,100)	(775)	(801)	(774)	(750)
Net benefit plans cost	(189)	(61)	(65)	(63)	(175)	(46)	(44)	(43)	(42)
Restructuring and other items	(1,098)	(1,081)	(14)	(3)	(14)	(13)	(1)	-	-

Operating income	2,141	25	1,105	1,011	4,121	1,013	1,049	1,078	981
Other income	393	333	24	36	175	127	1	2	45
Interest expense	(758)	(253)	(253)	(252)	(1,105)	(266)	(270)	(289)	(280)

Pre-tax earnings from continuing operations	1,776	105	876	795	3,191	874	780	791	746
Income taxes	(511)	44	(293)	(262)	(1,119)	(331)	(282)	(268)	(238)
Non-controlling interest	(134)	(47)	(39)	(48)	(201)	(57)	(45)	(57)	(42)

Earnings from continuing operations	1,131	102	544	485	1,871	486	453	466	466
Discontinued operations	28	(2)	27	3	(56)	(86)	11	12	7

Net earnings	1,159	100	571	488	1,815	400	464	478	473
Dividends on preferred shares	(53)	(18)	(17)	(18)	(64)	(14)	(18)	(17)	(15)
Premium on redemption of preferred shares	-	-	-	-	(7)	-	-	-	(7)

Net earnings applicable to common shares	1,106	82	554	470	1,744	386	446	461	451

Net earnings per common share - basic
Continuing operations	$1.17	$0.09	$0.57	$0.51	$1.96	$0.50	$0.48	$0.49	$0.49
Discontinued operations	$0.03	$-	$0.03	$-	$(0.06)	$(0.09)	$0.01	$0.01	$0.01
Net earnings	$1.20	$0.09	$0.60	$0.51	$1.90	$0.41	$0.49	$0.50	$0.50
Net earnings per common share - diluted
Continuing operations	$1.16	$0.08	$0.57	$0.51	$1.95	$0.50	$0.47	$0.49	$0.49
Discontinued operations	$0.03	$-	$0.03	$-	$(0.06)	$(0.09)	$0.01	$0.01	$0.01
Net earnings	$1.19	$0.08	$0.60	$0.51	$1.89	$0.41	$0.48	$0.50	$0.50
Dividends per common share	$0.90	$0.30	$0.30	$0.30	$1.20	$0.30	$0.30	$0.30	$0.30
Average number of common shares outstanding - basic (millions)	924.4	924.6	924.3	924.1	920.3	923.4	921.5	919.3	917.1

The following items are included in net earnings:
Net gains on sale of investments and dilution gains
Continuing operations	325	325	-	-	84	84	-	-	-
Discontinued operations	36	(2)	31	7	(86)	(94)	8	-	-
Restructuring and other items	(710)	(725)	16	(1)	(3)	(9)	6	-	-

Total	(349)	(402)	47	6	(5)	(19)	14	-	-
Impact on net earnings per share	$(0.37)	$(0.43)	$0.05	$0.01	$-	$(0.01)	$0.01	$-	$-

BCE Inc.   Supplementary Financial Information - Third Quarter 2004   Page 3

BCE Consolidated(1)
Segmented Data

($ millions, except where otherwise indicated)	Q3 2004	Q3 2003	$ change	% change		YTD September 2004	YTD September 2003	$ change	%change

Revenues
Consumer	1,908	1,838	70	3.8%		5,591	5,335	256	4.8%
Business	1,440	1,440	-	0.0%		4,316	4,311	5	0.1%
Aliant	497	514	(17)	(3.3%	)	1,527	1,532	(5)	(0.3%	)
Other Bell Canada	486	478	8	1.7%		1,428	1,547	(119)	(7.7%	)
Inter-segment eliminations	(125)	(115)	(10)	(8.7%	)	(378)	(357)	(21)	(5.9%	)
Total Bell Canada	4,206	4,155	51	1.2%		12,484	12,368	116	0.9%
Other BCE
Bell Globemedia	302	296	6	2.0%		1,015	988	27	2.7%
Advertising	209	201	8	4.0%		735	695	40	5.8%
Subscriber	73	73	-	0.0%		221	222	(1)	(0.5%	)
Production and Sundry	20	22	(2)	(9.1%	)	59	71	(12)	(16.9%	)
Telesat	91	84	7	8.3%		260	246	14	5.7%
CGI	277	203	74	36.5%		745	630	115	18.3%
Other	12	13	(1)	(7.7%	)	41	36	5	13.9%
Total Other BCE	682	596	86	14.4%		2,061	1,900	161	8.5%
Inter-segment eliminations	(107)	(124)	17	13.7%		(341)	(349)	8	2.3%

Total revenues	4,781	4,627	154	3.3%		14,204	13,919	285	2.0%

Operating income
Consumer	569	552	17	3.1%		1,655	1,548	107	6.9%
Business	245	193	52	26.9%		713	582	131	22.5%
Aliant	71	104	(33)	(31.7%	)	245	307	(62)	(20.2%	)
Other Bell Canada	(898)	163	(1,061)	n.m.		(649)	469	(1,118)	n.m.
Total Bell Canada	(13)	1,012	(1,025)	n.m.		1,964	2,906	(942)	(32.4%	)
Other BCE
Bell Globemedia	23	20	2	10.0%		137	101	35	34.7%
Telesat	39	28	11	39.3%		104	91	13	14.3%
CGI	24	23	1	4.3%		70	69	1	1.4%
Other	(48)	(34)	(13)	(38.2%	)	(134)	(59)	(74)	n.m.
Total Other BCE	38	37	1	2.7%		177	202	(25)	(12.4%	)

Total Operating income	25	1,049	(1,024)	(97.6%	)	2,141	3,108	(967)	(31.1%	)

Capital expenditures(4)
Consumer	406	307	(99)	(32.2%	)	1,022	802	(220)	(27.4%	)
Business	154	228	74	32.5%		609	650	41	6.3%
Aliant	51	92	41	44.6%		181	236	55	23.3%
Other Bell Canada	125	81	(44)	(54.3%	)	229	213	(16)	(7.5%	)
Total Bell Canada	736	708	(28)	(4.0%	)	2,041	1,901	(140)	(7.4%	)
Other BCE
Telesat	64	64	-	0.0%		217	116	(101)	(87.1%	)
Other	11	19	8	42.1%		60	71	11	15.5%

Total capital expenditures	811	791	(20)	(2.5%	)	2,318	2,088	(230)	(11.0%	)

BCE Inc. Supplementary Financial Information - Third Quarter 2004 Page 4

BCE Consolidated(1)
Segmented Data — Historical Trend

	YTD				Total
($ millions, except per share amounts)	2004	Q3 04	Q2 04	Q1 04	2003	Q4 03	Q3 03	Q2 03	Q1 03

Revenues
Consumer	5,591	1,908	1,858	1,825	7,203	1,868	1,838	1,768	1,729
Business	4,316	1,440	1,441	1,435	5,827	1,516	1,440	1,452	1,419
Aliant	1,527	497	526	504	2,059	527	514	517	501
Other Bell Canada	1,428	486	468	474	2,015	468	478	517	552
Inter-segment eliminations	(378)	(125)	(121)	(132)	(490)	(133)	(115)	(124)	(118)
Total Bell Canada	12,484	4,206	4,172	4,106	16,614	4,246	4,155	4,130	4,083
Other BCE
Bell Globemedia	1,015	302	371	342	1,363	375	296	357	335
Advertising	735	209	277	249	978	283	201	259	235
Subscriber	221	73	74	74	291	69	73	75	74
Production and Sundry	59	20	20	19	94	23	22	23	26
Telesat	260	91	85	84	345	99	84	83	79
CGI	745	277	251	217	838	208	203	211	216
Other	41	12	18	11	51	15	13	13	10
Total Other BCE	2,061	682	725	654	2,597	697	596	664	640
Inter-segment eliminations	(341)	(107)	(115)	(119)	(474)	(125)	(124)	(121)	(104)

Total revenues	14,204	4,781	4,782	4,641	18,737	4,818	4,627	4,673	4,619

Operating income
Consumer	1,655	569	560	526	2,019	471	552	503	493
Business	713	245	227	241	781	199	193	199	190
Aliant	245	71	92	82	415	108	104	122	81
Other Bell Canada	(649)	(898)	138	111	621	152	163	144	162
Total Bell Canada	1,964	(13)	1,017	960	3,836	930	1,012	968	926
Other BCE
Bell Globemedia	137	23	74	40	167	66	20	62	19
Telesat	104	39	34	31	124	33	28	31	32
CGI	70	24	25	21	91	22	23	24	22
Other	(134)	(48)	(45)	(41)	(97)	(38)	(34)	(7)	(18)
Total Other BCE	177	38	88	51	285	83	37	110	55

Total Operating Income	2,141	25	1,105	1,011	4,121	1,013	1,049	1,078	981

Capital expenditures(4)
Consumer	1,022	406	354	262	1,287	485	307	287	208
Business	609	154	258	197	936	286	228	229	193
Aliant	181	51	45	85	333	97	92	73	71
Other Bell Canada	229	125	58	46	336	123	81	70	62
Total Bell Canada	2,041	736	715	590	2,892	991	708	659	534
Other BCE
Telesat	217	64	88	65	159	43	64	16	36
Other	60	11	23	26	116	45	19	31	21

Total capital expenditures	2,318	811	826	681	3,167	1,079	791	706	591

BCE Inc.   Supplementary Financial Information - Third Quarter 2004   Page 5

BCE Consolidated(1)
 Consolidated Balance Sheet Data

	September 30	June 30	March 31	December 31
($ millions, except where otherwise indicated)	2004	2004	2004	2003

ASSETS
Current assets
Cash and cash equivalents	1,386	577	1,135	585
Accounts receivable	2,491	2,292	2,267	2,061
Other current assets	892	900	869	739
Current assets of discontinued operations	-	8	447	280

Total current assets	4,769	3,777	4,718	3,665
Capital assets	21,111	20,995	20,833	21,114
Other long-term assets	2,494	3,609	3,475	3,459
Indefinite-life intangible assets	2,910	2,910	2,910	2,910
Goodwill	8,368	7,987	7,803	7,761
Non-current assets of discontinued operations	50	50	310	511

Total assets	39,702	39,328	40,049	39,420

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	4,537	3,648	3,602	3,534
Debt due within one year	1,516	1,030	1,156	1,519
Current liabilities of discontinued operations	-	-	214	285

Total current liabilities	6,053	4,678	4,972	5,338
Long-term debt	12,076	12,492	13,112	12,381
Other long-term liabilities	4,790	4,884	4,768	4,705
Non-current liabilities of discontinued operations	-	-	20	20

Total liabilities	22,919	22,054	22,872	22,444

Non-controlling interest	2,904	3,203	3,385	3,403

SHAREHOLDERS' EQUITY
Preferred shares	1,670	1,670	1,670	1,670

Common shareholders' equity
Common shares	16,765	16,757	16,753	16,749
Contributed surplus	1,052	1,043	1,045	1,037
Deficit	(5,563)	(5,368)	(5,645)	(5,837)
Currency translation adjustment	(45)	(31)	(31)	(46)

Total common shareholders' equity	12,209	12,401	12,122	11,903

Total shareholders' equity	13,879	14,071	13,792	13,573

Total liabilities and shareholders' equity	39,702	39,328	40,049	39,420

Number of common shares outstanding	924.9	924.5	924.2	924.0

Key ratios

Net debt : Total Capitalization	42.1%	42.8%	43.3%	44.0%
Net debt : Trailing 12 month EBITDA	1.61	1.72	1.76	1.80
EBITDA : Interest (trailing 12 month)	7.40	7.24	6.95	6.71

BCE Inc.   Supplementary Financial Information - Third Quarter 2004   Page 6

BCE Consolidated
Consolidated Cash Flow Data

				YTD	YTD
	Q3	Q3		September	September
($ millions, except where otherwise indicated)	2004	2003	$ change	2004	2003	$ change

Cash flows from operating activities
Earnings from continuing operations	102	453	(351)	1,131	1,385	(254)
Adjustments to reconcile earnings from continuing
operations to cash flows from operating activities:
Amortization expense	769	801	(32)	2,305	2,325	(20)
Net benefit plans cost	61	44	17	189	129	60
Restructuring and other items (non-cash portion)	1,149	(4)	1,153	1,164	(4)	1,168
Net gains on investments	(325)	-	(325)	(331)	-	(331)
Future income taxes	(183)	134	(317)	(96)	211	(307)
Non-controlling interest	47	45	2	134	144	(10)
Contributions to employee pension plans	(32)	(46)	14	(88)	(73)	(15)
Other employee future benefit plan payments	(13)	(22)	9	(59)	(64)	5
Other	(27)	26	(53)	(3)	(10)	7
Change in non-cash working capital	280	387	(107)	(134)	327	(461)

	1,828	1,818	10	4,212	4,370	(158)

Capital expenditures	(811)	(791)	(20)	(2,318)	(2,088)	(230)
Other investing items	(2)	155	(157)	133	69	64
Cash preferred dividends	(21)	(14)	(7)	(64)	(39)	(25)
Cash dividends paid by subsidiaries to non-controlling interest	(44)	(38)	(6)	(133)	(137)	4

Free Cash Flow from operations, before common dividends(2)	950	1,130	(180)	1,830	2,175	(345)
Cash common dividends	(277)	(259)	(18)	(831)	(770)	(61)

Free Cash Flow from operations, after common dividends(2)	673	871	(198)	999	1,405	(406)
Business acquisitions	(646)	(3)	(643)	(952)	(73)	(879)
Business dispositions	4	55	(51)	20	55	(35)
Decrease in investments accounted for under the cost and equity methods	695	1	694	693	7	686

Free Cash Flow after investments and divestitures	726	924	(198)	760	1,394	(634)

Other financing activities
Increase (decrease) in notes payable and bank advances	173	(73)	246	123	(242)	365
Issue of long-term debt	10	17	(7)	1,410	1,881	(471)
Repayment of long-term debt	(98)	(123)	25	(1,750)	(1,940)	190
Issue of common shares	8	5	3	16	14	2
Issue of preferred shares	-	-	-	-	510	(510)
Redemption of preferred shares	-	-	-	-	(357)	357
Issue of equity securities by subsidiaries to non-controlling interest	-	24	(24)	7	113	(106)
Redemption of equity securities by subsidiaries from non-controlling interest	(4)	(39)	35	(64)	(74)	10
Other	(18)	56	(74)	(34)	(5)	(29)

	71	(133)	204	(292)	(100)	(192)

Cash provided by (used in) continuing operations	797	791	6	468	1,294	(826)
Cash provided by (used in) discontinued operations	12	30	(18)	196	17	179

Net increase (decrease) in cash and cash equivalents	809	821	(12)	664	1,311	(647)
Cash and cash equivalents at beginning of period	577	796	(219)	722	306	416

Cash and cash equivalents at end of period	1,386	1,617	(231)	1,386	1,617	(231)

Consists of:
Cash and cash equivalents of continuing operations	1,386	1,476	(90)	1,386	1,476	(90)
Cash and cash equivalents of discontinued operations	-	141	(141)	-	141	(141)

Total	1,386	1,617	(231)	1,386	1,617	(231)

Other information

Capital expenditures as a percentage of revenues	17.0%	17.1%	0.1 pts	16.3%	15.0%	(1.3) pts
Cash flow per share(5)	$1.10	$1.11	$(0.01)	$2.05	$2.48	$(0.43)
Annualized cash flow yield(6)	15.1%	16.8%	(1.7) pts	9.7%	10.8%	(1.1) pts
Common dividend payout	337.8%	58.1%	279.7 pts	75.1%	56.7%	18.4 pts

BCE Inc.   Supplementary Financial Information - Third Quarter 2004   Page 7

BCE Consolidated
Consolidated Cash Flow Data — Historical Trend

($ millions, except where otherwise indicated)	YTD 2004	Q3 04	Q2 04	Q1 04	Total 2003	Q4 03	Q3 03	Q2 03	Q1 03

Cash flows from operating activities
Earnings from continuing operations	1,131	102	544	485	1,871	486	453	466	466
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	2,305	769	769	767	3,100	775	801	774	750
Net benefit plans cost	189	61	65	63	175	46	44	43	42
Restructuring and other items (non-cash portion)	1,164	1,149	13	2	6	10	(4)	-	-
Net gains on investments	(331)	(325)	(1)	(5)	(68)	(68)	-	-	-
Future income taxes	(96)	(183)	33	54	418	207	134	99	(22)
Non-controlling interest	134	47	39	48	201	57	45	57	42
Contributions to employee pension plans	(88)	(32)	(27)	(29)	(160)	(87)	(46)	(21)	(6)
Other employee future benefit plan payments	(59)	(13)	(22)	(24)	(87)	(23)	(22)	(21)	(21)
Other	(3)	(27)	(20)	44	(60)	(50)	26	(85)	49
Change in non-cash working capital	(134)	280	(269)	(145)	572	245	387	75	(135)

	4,212	1,828	1,124	1,260	5,968	1,598	1,818	1,387	1,165

Capital expenditures	(2,318)	(811)	(826)	(681)	(3,167)	(1,079)	(791)	(706)	(591)
Other investing items	133	(2)	116	19	62	(7)	155	(44)	(42)
Cash preferred dividends	(64)	(21)	(21)	(22)	(61)	(22)	(14)	(14)	(11)
Cash dividends paid by subsidiaries to non-controlling interest	(133)	(44)	(47)	(42)	(184)	(47)	(38)	(55)	(44)

Free Cash Flow from operations, before common dividends(2)	1,830	950	346	534	2,618	443	1,130	568	477
Cash common dividends	(831)	(277)	(277)	(277)	(1,029)	(259)	(259)	(254)	(257)

Free Cash Flow from operations, after common dividends(2)	999	673	69	257	1,589	184	871	314	220
Business acquisitions	(952)	(646)	(247)	(59)	(115)	(42)	(3)	(7)	(63)
Business dispositions	20	4	-	16	55	-	55	-	-
Decrease (increase) in investments accounted for under the cost and equity methods	693	695	(8)	6	163	156	1	(1)	7

Free Cash Flow after investments and divestitures	760	726	(186)	220	1,692	298	924	306	164

Other financing activities
Increase (decrease) in notes payable and bank advances	123	173	(69)	19	(295)	(53)	(73)	(55)	(114)
Issue of long-term debt	1,410	10	74	1,326	1,986	105	17	72	1,792
Repayment of long-term debt	(1,750)	(98)	(718)	(934)	(3,472)	(1,532)	(123)	(1,457)	(360)
Issue of common shares	16	8	4	4	19	5	5	4	5
Issue of preferred shares	-	-	-	-	510	-	-	-	510
Redemption of preferred shares	-	-	-	-	(357)	-	-	-	(357)
Issue of equity securities and convertible debentures by subsidiaries to non-controlling interest	7	-	-	7	132	19	24	16	73
Redemption of equity securities by subsidiaries from non-controlling interest	(64)	(4)	(17)	(43)	(108)	(34)	(39)	(16)	(19)
Other	(34)	(18)	32	(48)	(46)	(41)	56	(59)	(2)

	(292)	71	(694)	331	(1,631)	(1,531)	(133)	(1,495)	1,528

Cash provided by (used in) continuing operations	468	797	(880)	551	61	(1,233)	791	(1,189)	1,692
Cash provided by (used in) discontinued operations	196	12	(54)	238	355	338	30	(3)	(10)

Net increase (decrease) in cash and cash equivalents	664	809	(934)	789	416	(895)	821	(1,192)	1,682
Cash and cash equivalents at beginning of period	722	577	1,511	722	306	1,617	796	1,988	306

Cash and cash equivalents at end of period	1,386	1,386	577	1,511	722	722	1,617	796	1,988

Consists of:
Cash and cash equivalents of continuing operations	1,386	1,386	577	1,135	585	585	1,476	684	1,855
Cash and cash equivalents of discontinued operations	-	-	-	376	137	137	141	112	133

Total	1,386	1,386	577	1,511	722	722	1,617	796	1,988

Other information

Capital expenditures as a percentage of revenues	16.3%	17.0%	17.3%	14.7%	16.9%	22.4%	17.1%	15.1%	12.8%
Cash flow per share(5)	$2.05	$1.10	$0.32	$0.63	$3.04	$0.56	$1.11	$0.74	$0.63
Annualized cash flow yield(6)	9.7%	15.1%	5.6%	8.4%	9.8%	6.8%	16.8%	8.0%	7.6%
Common dividend payout	75.1%	337.8%	50.0%	58.9%	59.0%	67.1%	58.1%	55.1%	57.0%

BCE Inc. Supplementary Financial Information - Third Quarter 2004 Page 8

Proportionate Net Debt, Preferreds and EBITDA

BCE Corporate and Bell Canada Net debt and preferreds

At September 30, 2004 ($ millions, except where otherwise indicated)	Bell Canada (excl. Aliant)	Aliant	Bell Canada Statutory	Inter-company eliminations	Total Bell Canada	BCE Inc. Corporate

Bank indebtedness / (cash and cash equivalents)	(92)	(407)	(499)	-	(499)	(684)
Long-term debt	8,473	889	9,362	(397)	8,965	2,000
Debt due within one year	1,556	102	1,658	(181)	1,477	-
Long-term note receivable from BCH	(498)	-	(498)	498	-	-
PPA fair value increment (7)	-	-	-	-	124	-

Net debt	9,439	584	10,023	(80)	10,067	1,316
Preferred shares - Bell Canada (8)	1,100	-	1,100	-	1,100	-
Preferred shares - Aliant (8)	-	172	172	-	172	-
Perpetual Preferred shares - BCE	-	-	-	-	-	1,670
Nortel common shares at market	-	-	-	-	-	(60)

Net debt and preferreds	10,539	756	11,295	(80)	11,339	2,926

Proportionate net debt and preferreds, Trailing EBITDA

For the quarter ended September 30, 2004 ($ millions, except where otherwise indicated)	% owned by BCE	Propor- tionate net debt and preferreds		TOTAL EBITDA					PROPORTIONATE EBITDA
				Q3 04	Q2 04	Q1 04	Q4 03	Trailing	Q3 04	Q2 04	Q1 04	Q4 03	Trailing

Bell Canada (excluding Aliant)	100%	10,583	*	1,669	1,612	1,549	1,514	6,344	1,669	1,612	1,549	1,514	6,344
Aliant	53.5%	404		187	209	206	217	819	100	112	110	116	438

Total Bell Canada Consolidated		10,987		1,856	1,821	1,755	1,731	7,163	1,769	1,724	1,659	1,630	6,782
Other BCE
Bell Globemedia	68.5%	398		43	93	56	83	275	22	54	34	50	160
Telesat	100%	195		60	54	54	55	223	60	54	54	55	223
CGI	28.9%	83		38	37	31	32	138	38	37	31	32	138
Corporate and other	100%	2,940		(35)	(31)	(32)	(35)	(133)	(35)	(31)	(32)	(35)	(133)

Total Other BCE	100%	3,616		106	153	109	135	503	85	114	87	102	388
Inter-segment eliminations				(26)	(21)	(20)	(19)	(86)	(26)	(21)	(20)	(19)	(86)

Total		14,603		1,936	1,953	1,844	1,847	7,580	1,828	1,817	1,726	1,713	7,084

* Calculated the following way: Bell Canada (excl. Aliant) net debt and preferred of $10,539 million minus $80 million of inter-company eliminations plus $124 million PPA fair value increment.

BCE inc.    Supplementary Financial Information - Third Quarter 2004    Page 9

Bell Canada Consolidated (1)
Operational Data

($ millions, except where otherwise indicated)	Q3 2004	Q3 2003	$ change	% change		YTD September 2004	YTD September 2003	$ change	% change

Revenues
Local and access	1,395	1,410	(15)	(1.1%)		4,175	4,200	(25)	(0.6%)
Long distance	589	641	(52)	(8.1%)		1,767	1,942	(175)	(9.0%)
Wireless	727	645	82	12.7%		2,076	1,803	273	15.1%
Data	915	906	9	1.0%		2,677	2,762	(85)	(3.1%)
Video	213	192	21	10.9%		631	559	72	12.9%
Terminal sales and other	367	361	6	1.7%		1,158	1,102	56	5.1%

Total operating revenues	4,206	4,155	51	1.2%		12,484	12,368	116	0.9%
Operating expenses	(2,350)	(2,338)	(12)	(0.5%)		(7,052)	(7,098)	46	0.6%

EBITDA	1,856	1,817	39	2.1%		5,432	5,270	162	3.1%

EBITDA margin (%)	44.1%	43.7%		0.4 pts		43.5%	42.6%		0.9 pts

Amortization expense	(734)	(758)	24	3.2%		(2,199)	(2,228)	29	1.3%
Net benefit plans cost	(55)	(46)	(9)	(19.6%)		(173)	(135)	(38)	(28.1%)
Restructuring and other items	(1,080)	(1)	(1,079)	n.m.		(1,096)	(1)	(1,095)	n.m.

Operating income (loss)	(13)	1,012	(1,025)	n.m.		1,964	2,906	(942)	(32.4%)
Other income	114	3	111	n.m.		163	82	81	98.8%
Interest expense	(215)	(239)	24	10.0%		(651)	(714)	63	8.8%

Pre-tax earnings (loss) from continuing operations	(114)	776	(890)	n.m.		1,476	2,274	(798)	(35.1%)
Income taxes	75	(196)	271	n.m.		(366)	(578)	212	36.7%
Non-controlling interest	2	(13)	15	n.m.		1	(54)	55	n.m.

Earnings (loss) from continuing operations	(37)	567	(604)	n.m.		1,111	1,642	(531)	(32.3%)
Discontinued operations	-	-	-	n.m.		-	6	(6)	n.m.

Net earnings (loss)	(37)	567	(604)	n.m.		1,111	1,648	(537)	(32.6%)
Dividends on preferred shares	(16)	(17)	1	5.9%		(49)	(49)	-	0.0%
Interest on equity-settled notes	-	-	-	n.m.		-	(25)	25	n.m.

Net earnings (loss) applicable to common shares	(53)	550	(603)	n.m.		1,062	1,574	(512)	(32.5%)

Other information

Cash flow information

Free Cash Flow (FCF)
Cash from operating activities	1,756	1,728	28	1.6%		4,040	3,819	221	5.8%
Capital expenditures	(736)	(708)	(28)	(4.0%)		(2,041)	(1,901)	(140)	(7.4%)
Dividends and distributions	(445)	(465)	20	4.3%		(1,385)	(1,558)	173	11.1%
Interest on equity-settled notes	-	-	-	n.m.		-	(47)	47	n.m.
Other investing items	1	52	(51)	(98.1%)		(7)	44	(51)	n.m.

Total	576	607	(31)	(5.1%)		607	357	250	(70.0%)

Capital expenditures as a percentage of revenues (%)	17.5%	17.0%		(0.5)	pts	16.3%	15.4%		(0.9)	pts

Balance Sheet Information	September 30	December 31
	2004	2003

Capital Structure Net Debt
Long-term debt	9,362	10,024
Debt due within one year	1,658	1,165
Less: Cash and cash equivalents	(499)	(398)

Total Net Debt	10,521	10,791
Non-controlling interest	1,230	1,627
Total shareholders' equity	9,150	9,520

Total Capitalization	20,901	21,938

Net Debt: Total Capitalization	50.3%	49.2%
Net Debt: Trailing 12 month EBITDA	1.47	1.54
EBITDA : Interest (trailing 12 month)	8.12	7.41

BCE Inc.    Supplementary Financial Information - Third Quarter 2004    Page 10

Bell Canada Consolidated (1)
Operational Data - Historical Trend

($ millions, except where otherwise indicated)	YTD 2004	Q3 04	Q2 04	Q1 04	Total 2003	Q4 03	Q3 03	Q2 03	Q1 03

Revenues
Local and access	4,175	1,395	1,401	1,379	5,601	1,401	1,410	1,404	1,386
Long distance	1,767	589	572	606	2,544	602	641	615	686
Wireless	2,076	727	698	651	2,461	658	645	607	551
Data	2,677	915	870	892	3,717	955	906	936	920
Video	631	213	211	207	759	200	192	190	177
Terminal sales and other	1,158	367	420	371	1,532	430	361	378	363

Total operating revenues	12,484	4,206	4,172	4,106	16,614	4,246	4,155	4,130	4,083
Operating expenses	(7,052)	(2,350)	(2,351)	(2,351)	(9,613)	(2,515)	(2,338)	(2,370)	(2,390)

EBITDA	5,432	1,856	1,821	1,755	7,001	1,731	1,817	1,760	1,693

EBITDA margin (%)	43.5%	44.1%	43.6%	42.7%	42.1%	40.8%	43.7%	42.6%	41.5%

Amortization expense	(2,199)	(734)	(733)	(732)	(2,970)	(742)	(758)	(747)	(723)
Net benefit plans cost	(173)	(55)	(58)	(60)	(181)	(46)	(46)	(45)	(44)
Restructuring and other items	(1,096)	(1,080)	(13)	(3)	(14)	(13)	(1)	-	-

Operating income (loss)	1,964	(13)	1,017	960	3,836	930	1,012	968	926
Other income	163	114	19	30	217	135	3	35	44
Interest expense	(651)	(215)	(216)	(220)	(945)	(231)	(239)	(232)	(243)

Pre-tax earnings (loss) from continuing operations	1,476	(114)	820	770	3,108	834	776	771	727
Income taxes	(366)	75	(245)	(196)	(787)	(209)	(196)	(199)	(183)
Non-controlling interest	1	2	9	(10)	(53)	1	(13)	(22)	(19)

Earnings (loss) from continuing operations	1,111	(37)	584	564	2,268	626	567	550	525
Discontinued operations	-	-	-	-	59	53	-	5	1

Net earnings (loss)	1,111	(37)	584	564	2,327	679	567	555	526
Dividends on preferred shares	(49)	(16)	(17)	(16)	(58)	(9)	(17)	(16)	(16)
Interest on equity-settled notes	-	-	-	-	(25)	-	-	(10)	(15)

Net earnings (loss) applicable to common shares	1,062	(53)	567	548	2,244	670	550	529	495

Other information

Cash flow information

Free Cash Flow (FCF)
Cash from operating activities	4,040	1,756	1,089	1,195	5,366	1,547	1,728	1,229	862
Capital expenditures	(2,041)	(736)	(715)	(590)	(2,892)	(991)	(708)	(659)	(534)
Dividends and distributions	(1,385)	(445)	(437)	(503)	(2,081)	(523)	(465)	(704)	(389)
Interest on equity-settled notes	-	-	-	-	(47)	-	-	(24)	(23)
Other investing items	(7)	1	(1)	(7)	47	3	52	(5)	(3)

Total	607	576	(64)	95	393	36	607	(163)	(87)

Capital expenditures as a percentage of revenues (%)	16.3%	17.5%	17.1%	14.4%	17.4%	23.3%	17.0%	16.0%	13.1%

Balance Sheet Information		September 30	June 30	March 31	December 31
Capital Structure		2004	2004	2004	2003

Net Debt
Long-term debt		9,362	9,674	10,331	10,024
Debt due within one year		1,658	1,269	1,111	1,165
Less: Cash and cash equivalents		(499)	(422)	(1,112)	(398)

Total Net Debt		10,521	10,521	10,330	10,791
Non-controlling interest		1,230	1,559	1,608	1,627
Total shareholders' equity		9,150	9,851	9,682	9,520

Total Capitalization		20,901	21,931	21,620	21,938

Net Debt: Total Capitalization		50.3%	48.0%	47.8%	49.2%
Net Debt : Trailing 12 month EBITDA		1.47	1.48	1.46	1.54
EBITDA : Interest (trailing 12 month)		8.12	7.86	7.66	7.41

BCE Inc.    Supplementary Financial Information - Third Quarter 2004    Page 11

Bell Canada Consolidated (1)
Statistical Data

	Q3 2004	Q3 2003	% change		YTD September 2004	YTD September 2003	% change

Wireline

Local
Network access services (k)
Residential					8,427	8,539	(1.3%)
Business					4,535	4,549	(0.3%)

Total					12,962	13,088	(1.0%)

SmartTouch feature revenues ($M)	234	239	(2.1%)		706	715	(1.3%)

Long Distance (LD)
Conversation minutes (M)	4,435	4,664	(4.9%)		13,511	14,447	(6.5%)
Average revenue per minute ($)	0.120	0.128	(6.3%)		0.119	0.124	(4.0%)

Data

Equivalent access lines (9) (k) - Ontario and Quebec
Digital equivalent access lines (k)					4,197	3,771	11.3%

Internet subscribers (10) (k)
DSL High Speed Internet net activations (k)	96	104	(7.7%)		284	281	1.1%
DSL High Speed Internet subscribers (k)					1,766	1,391	27.0%
Dial-up Internet subscribers (k)					775	892	(13.1%)

					2,541	2,283	11.3%

Wireless
Cellular & PCS Net activations (k)
Pre-paid	14	23	(39.1%)		54	68	(20.6%)
Post-paid	95	101	(5.9%)		242	257	(5.8%)

	109	124	(12.1%)		296	325	(8.9%)

Cellular & PCS subscribers (k)
Pre-paid					1,113	1,026	8.5%
Post-paid					3,595	3,197	12.4%

					4,708	4,223	11.5%

Average revenue per unit (ARPU) ($/month)	50	50	0.0%		49	47	4.3%
Pre-paid	12	13	(7.7%)		12	12	0.0%
Post-paid	63	62	1.6%		61	59	3.4%

Churn (%) (average per month)	1.2%	1.4%	0.2	pts	1.3%	1.4%	0.1	pts
Pre-paid	1.9%	1.8%	(0.1)	pts	1.9%	1.8%	(0.1)	pts
Post-paid	1.0%	1.3%	0.3	pts	1.1%	1.3%	0.2	pts

Usage per subscriber (min/month)	n/a	231	n/a		n/a	224	n/a
Cost of acquisition (COA) (11) ($/sub)	381	425	10.4%		415	418	0.7%
Wireless EBITDA ($ millions)	334	251	33.1%		913	689	32.5%
Wireless EBITDA margin (12)	45.4%	38.0%	7.4	pts	43.4%	37.2%	6.2	pts
Wireless capital expenditures ($ millions)	95	88	(8.0%)		237	239	0.8%

Paging subscribers (k)					449	549	(18.2%)
Paging average revenue per unit ($/month)	10	10	0.0%		10	10	0.0%

Video (DTH and VDSL)

Total subscribers (k)					1,460	1,352	8.0%
Net subscriber activations (k)	33	17	94.1%		73	48	52.1%
ARPU ($/month)	48	47	2.1%		48	46	4.3%
COA ($/sub)	548	507	(8.1%)		586	512	(14.5%)
Video EBITDA ($ millions)	(16)	(9)	(77.8%)		(15)	(24)	37.5%
Churn (%) (average per month)	1.1%	1.4%	0.3	pts	1.0%	1.2%	0.2	pts

BCE Inc    Supplementary Financial Information - Third Quarter 2004    Page 12

Bell Canada Consolidated (1)
Statistical Data — Historical Trend

	YTD 2004	Q3 04	Q2 04	Q1 04	Total 2003	Q4 03	Q3 03	Q2 03	Q1 03

Wireline

Local

Network access services (k)
Residential		8,427	8,390	8,476		8,511	8,539	8,504	8,566
Business		4,535	4,548	4,541		4,540	4,549	4,564	4,577

Total		12,962	12,938	13,017		13,051	13,088	13,068	13,143

SmartTouch feature revenues ($M)	706	234	235	237	955	240	239	239	237

Long Distance (LD)
Conversation minutes (M)	13,511	4,435	4,498	4,578	19,132	4,685	4,664	4,911	4,872
Average revenue per minute ($)	0.119	0.120	0.118	0.120	0.124	0.122	0.128	0.120	0.124

Data

Equivalent access lines (9) (k) - Ontario and Quebec
Digital equivalent access lines (k)		4,197	4,083	3,983		3,867	3,771	3,708	3,704

Internet subscribers (10) (k)
DSL High Speed Internet net activations (k)	284	96	73	115	372	91	104	81	96

DSL High Speed Internet subscribers (k)		1,766	1,670	1,597		1,482	1,391	1,287	1,206
Dial-up Internet subscribers (k)		775	807	836		869	892	911	940

		2,541	2,477	2,433		2,351	2,283	2,198	2,146

Wireless

Cellular & PCS Net activations (k)
Pre-paid	54	14	17	23	101	33	23	27	18
Post-paid	242	95	78	69	413	156	101	104	52

	296	109	95	92	514	189	124	131	70

Cellular & PCS subscribers (k)
Pre-paid		1,113	1,099	1,082		1,059	1,026	1,003	976
Post-paid		3,595	3,500	3,422		3,353	3,197	3,096	2,992

		4,708	4,599	4,504		4,412	4,223	4,099	3,968

Average revenue per unit (ARPU) ($/month)	49	50	50	47	48	50	50	48	45
Pre-paid	12	12	11	11	12	12	13	12	11
Post-paid	61	63	62	59	60	62	62	60	56

Churn (%) (average per month)	1.3%	1.2%	1.3%	1.3%	1.4%	1.4%	1.4%	1.4%	1.4%
Pre-paid	1.9%	1.9%	1.9%	1.7%	1.9%	1.8%	1.8%	1.9%	1.9%
Post-paid	1.1%	1.0%	1.1%	1.1%	1.3%	1.2%	1.3%	1.3%	1.3%

Usage per subscriber (min/month)	n/a	n/a	n/a	223	228	240	231	237	203
Cost of acquisition (COA) (11) ($/sub)	415	381	413	455	426	445	425	435	387
Wireless EBITDA ($ millions)	913	334	317	262	918	229	251	219	219
Wireless EBITDA margin (12)	43.4%	45.4%	44.9%	39.6%	36.3%	34.0%	38.0%	35.3%	38.4%
Wireless capital expenditures ($ millions)	237	95	77	65	408	169	88	81	70

Paging subscribers (k)		449	469	493		524	549	581	606
Paging average revenue per unit ($/month)	10	10	10	10	10	10	10	10	10

Video (DTH and VDSL)

Total subscribers (k)		1,460	1,427	1,403		1,387	1,352	1,335	1,317
Net subscriber activations (k)	73	33	24	16	83	35	17	18	13
ARPU ($/month)	48	48	49	48	46	48	47	47	44
COA ($/sub)	586	548	570	661	532	581	507	533	493
Video EBITDA ($ millions)	(15)	(16)	-	1	(45)	(21)	(9)	(9)	(6)
Churn (%) (average per month)	1.0%	1.1%	1.0%	0.9%	1.1%	1.0%	1.4%	1.1%	1.0%

BCE Inc.     Supplementary Financial Information - Third Quarter 2004    Page 13

Accompanying Notes

(1)	We have reclassified some of the figures for the comparative period to make them consistent with the current period's presentation.

(2)	Non-GAAP Financial Measures

EBITDA
The term, EBITDA (earnings before interest, taxes, depreciation and amortization), does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.

We define EBITDA as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.

We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other items because they are transitional in nature.

EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.

EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP financial measure is operating income.

FREE CASH FLOW
The term, free cash flow, does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.

We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.

The most comparable Canadian GAAP financial measure is cash from operating activities.

(3)	EBITDA margin is calculated as follows:

EBITDA
Operating revenues

(4)	Total Wireless capital expenditures are included in the Consumer segment.

(5)	Cash flow per share is calculated as follows:

Cash flow from operations less capital expenditures
Average number of common shares outstanding during the period

(6)	Annualized cash flow yield is calculated as follows:

Free cash flow before common dividends
Number of common shares outstanding at end of period multiplied by share price at end of period

      BCE Inc.     Supplementary Financial Information – Third Quarter 2004     Page 14

Accompanying Notes (continued)

(7)
Reflects an increase in the total Bell Canada debt as a result of the completion of the purchase price allocation (PPA) relating to the repurchase of SBC’s 20% interest in Bell Canada, which resulted in an increase in long-term debt of $165 million. This increase in long-term debt will be applied against interest expense ($4 million in Q3 2004) over the remaining terms of the related long-term debt.

(8)	At the BCE Consolidated level, 3rd Party Preferred Shares reflected in the financial statements of subsidiaries are included in non-controlling interest on the balance sheet.

(9)
Digital equivalent access lines are derived by converting low capacity data lines (DS-3 and lower) to the equivalent number of voice grade access lines. Broadband equivalent access lines are derived by converting high capacity data lines (higher than DS-3) to the equivalent number of voice grade access lines.

Conversion factors
DS-0	1
Basic ISDN	2
Primary ISDN	23
DS-1, DEA	24
DS-3	672
OC-3	2,016
OC-12	8,064
OC-48	32,256
OC-192	129,024
10 Base T	155
100 Base T	1,554
Gigabit E	15,554

(10)	DSL High Speed Internet subscribers include consumer, business and wholesale. Dial-up Internet subscribers include consumer and business.

(11)	Includes allocation of selling costs from Bell Canada and excludes costs of migrating from analog to digital. Cost of Acquisition (COA) per subscriber is reflected on a consolidated basis.

(12)	Wireless EBITDA margins are calculated based on total Wireless operating revenues (i.e. external revenues as shown on pages 10 and 11 plus inter-company revenues).

BCE Inc.     Supplementary Financial Information – Third Quarter 2004     Page 15

Appendix A — Reconciliation of Canadian Generally Accepted Accounting Principles
(GAAP) to United States GAAP

We have prepared the interim consolidated financial statements according to Canadian GAAP. The tables that follow are a reconciliation of significant differences relating to the statement of operations and total shareholders’ equity reported according to Canadian GAAP and United States GAAP.

STATEMENTS OF OPERATIONS

For the period ended September 30	Three months		Nine months

($ million, except share amounts) (unaudited)	2004	2003	2004	2003

Canadian GAAP — Earnings from continuing operations	102	453	1,131	1,385
Adjustments
Deferred costs (a)	5	1	11	2
Employee future benefits (b)	(20)	(32)	(61)	(95)
Derivative instruments (k)	-	(16)	-	(12)
Other	-	(12)	-	(11)

United States GAAP — Earnings from continuing operations	87	394	1,081	1,269
Discontinued operations — United States GAAP (h)	(2)	11	86	31
Cumulative effect of change in accounting policy (l)	-	(25)	-	(25)

United States GAAP — Net earnings	85	380	1,167	1,275
Dividends on preferred shares (k)	(24)	(20)	(70)	(52)
Premium on redemption of preferred shares	-	-	-	(7)

United States GAAP- Net earnings applicable to common shares	61	360	1,097	1,216

Other comprehensive earnings items
Change in currency translation adjustment	(14)	(9)	1	(80)
Change in unrealized gain on investments (i)	(224)	15	(11)	18

Comprehensive earnings	(177)	366	1,087	1,154

Net earnings per common share — basic
Continuing operations	0.07	0.41	1.09	1.32
Discontinued operations and change in accounting policy	(0.01)	(0.02)	0.10	-
Net earnings	0.06	0.39	1.19	1.32
Net earnings per common share — diluted
Continuing operations	0.07	0.41	1.09	1.32
Discontinued operations and change in accounting policy	-	(0.02)	0.09	-
Net earnings	0.07	0.39	1.18	1.32
Dividends per common share	0.30	0.30	0.90	0.90
Average number of common shares
outstanding (millions)	924.6	921.5	924.4	919.3

Appendix A — Reconciliation of Canadian Generally Accepted Accounting Principles
(GAAP) to United States GAAP

STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

	September 30	December 31
($ millions) (unaudited)	2004	2003

Currency translation adjustment	(45)	(46)
Additional minimum pension liability (b)	(121)	(121)
Unrealized gain on investments (i)	5	16

Accumulated Other Comprehensive loss	(161)	(151)

RECONCILIATION OF TOTAL SHAREHOLDERS’ EQUITY

($ millions) (unaudited)	September 30	December 31
	2004	2003

Canadian GAAP	13,879	13,573
Adjustments
Deferred costs (a)	(60)	(77)
Employee future benefits (b)	(371)	(260)
Gain on disposal of investments and on reduction
of ownership in subsidiary companies (c)	163	163
Other	114	132
Tax effect of the above adjustments (f)	23	(16)
Non-controlling interest effect of the above adjustments (g)	61	55
Discontinued operations (h)	-	(58)
Unrealized gain on investments (i)	5	16

United States GAAP	13,814	13,528

(a) Deferred costs
Under Canadian GAAP, certain expenses can be deferred and amortized if they meet certain criteria. Under United States GAAP, these costs are expensed as incurred.

(b) Future benefits for employees
The accounting for future benefits for employees under Canadian GAAP and United States GAAP is essentially the same, except for the recognition of certain unrealized gains and losses.

Canadian GAAP requires companies to recognize a pension valuation allowance for any excess of the accrued benefit asset over the expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not specifically address pension valuation allowances. The United States regulators have interpreted this to be a difference between Canadian and United States GAAP.

2

Appendix A — Reconciliation of Canadian Generally Accepted Accounting Principles
(GAAP) to United States GAAP

The table below shows the components of the net benefit plans cost before taxes and non-controlling interest under United States GAAP:

	Three months				Nine months

	Pension benefits		Other benefits		Pension benefits		Other benefits

For the period ended September 30	2004	2003	2004	2003	2004	2003	2004	2003

Current service cost	58	55	7	8	182	166	23	23
Interest cost on accrued benefit obligation	201	190	26	26	604	568	78	78
Expected return on plan assets	(230)	(218)	(2)	(2)	(688)	(654)	(7)	(7)
Amortization of past service costs	2	2	—	—	7	7	—	—
Amortization of net actuarial losses	39	45	1	—	112	129	1	—
Amortization of transitional (asset) obligation	(11)	(11)	7	7	(33)	(33)	22	22
Other	—	—	—	—	—	(2)	—	—

Net benefit plans cost	59	63	39	39	184	181	117	116

Under United States GAAP, an additional minimum liability is recorded for the excess of the unfunded accumulated benefit obligation over the recorded pension benefits liability. An offsetting intangible asset equal to the unrecognized prior service costs is recorded. Any difference is recorded as a reduction in accumulated other comprehensive income.

(c) Gains or losses on investments
Under Canadian GAAP and United States GAAP, gains or losses on investments are calculated in a similar manner. Differences in Canadian GAAP and United States GAAP, however, may cause the underlying carrying value of the investment to be different. This will cause the resulting gain or loss to be different.

(d) Equity income
Under Canadian GAAP, we account for our joint venture investment in CGI using the proportionate consolidation method. Effective July 2003, as a result of the new agreement with CGI, we present CGI as an equity investment under United States GAAP. Our proportionate share of CGI’s operating results for the three months and nine months ended September 30, 2004 were:

•	operating revenues of $277 million and $745 million, respectively, of which $47 million and $121 million, respectively was with subsidiaries of BCE Inc
•	operating expenses of $239 million and $639 million, respectively of which $5 million and $19 million, respectively was to subsidiaries of BCE Inc.
•	amortization expense of $14 million and $36 million, respectively
•	interest expense of $1 million and $3 million, respectively
•	other income of $1 million and $3 million, respectively
•	income tax expense of $9 million and $26 million, respectively
•	discontinued operations of nil and $3 million, respectively.

(e) Interest expense
Under Canadian GAAP, convertible debentures are separated into a debt component and an equity component. Over time, the debt component is increased to reach its original face value at maturity by recognizing an accretion expense as part of interest expense. Under United States GAAP, convertible debentures that do not have certain characteristics are recorded as long-term debt and no accretion expense is recognized.

(f) Income taxes
The income tax adjustment reflects the impact on income taxes of all of the United States GAAP adjustments that we describe above. The accounting for income taxes under Canadian GAAP and United States GAAP is essentially the same, except that:

•	income tax rates of enacted or substantively enacted tax law are used to calculate future income tax assets and liabilities under Canadian GAAP
•	only income tax rates of enacted tax law can be used under United States GAAP.

3

Appendix A — Reconciliation of Canadian Generally Accepted Accounting Principles
(GAAP) to United States GAAP

(g) Non-controlling interest
The non-controlling interest adjustment represents the impact of all of the United States GAAP adjustments on non-controlling interest.

(h) Discontinued operations
Differences between Canadian GAAP and United States GAAP will cause the historical carrying values of the net assets of discontinued operations to be different.

(i) Change in unrealized gain on investments
Our portfolio investments are recorded at cost under Canadian GAAP. They would be classified as “available-for-sale” under United States GAAP and would be carried at fair value with any unrealized gains or losses included in other comprehensive loss, net of tax.

(j) Accounting for stock-based compensation
In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. It applies to fiscal years ending after December 15, 2002. It amends the transitional provisions of SFAS No. 123 for companies that choose to recognize stock-based compensation under the fair value-based method of SFAS No. 123, instead of choosing to continue following the intrinsic value method of Accounting Principles Board Opinion (APB) No. 25.

We adopted the fair value-based method of accounting on a prospective basis, effective January 1, 2002.

Under SFAS No. 123, however, we are required to make pro forma disclosures of net earnings, and basic and diluted earnings per share, assuming that the fair value-based method of accounting had been applied from the date that SFAS No. 123 was adopted.

The table below shows the stock-based compensation expense and pro forma net earnings using the Black-Scholes pricing model.

	Three months		Nine months

For the period ended September 30 (unaudited)	2004	2003	2004	2003

Net earnings, as reported	85	380	1,167	1,275
Compensation cost included in net earnings	16	8	40	22
Total compensation cost	(18)	(13)	(47)	(38)

Pro forma net earnings	83	375	1,160	1,259

Pro forma net earnings per common share — basic	0.07	0.39	1.18	1.30
Pro forma net earnings per common share — diluted	0.07	0.39	1.18	1.30

4

Appendix A — Reconciliation of Canadian Generally Accepted Accounting Principles
(GAAP) to United States GAAP

(k) Accounting for derivative instruments and hedging activities (SFAS 133)
On January 1, 2001, we adopted SFAS 133, Accounting for Derivatives Instruments and Hedging Activities, as amended by SFAS 138. Under this standard, all derivatives must be recorded on the balance sheet at fair value under United States GAAP. In addition, certain economic hedging strategies, such as using dividend rate swaps to hedge preferred share dividends and hedging SCPs, no longer qualify for hedge accounting under United States GAAP.

The change in the fair value of derivative contracts that no longer qualify for hedge accounting under United States GAAP is reported in net earnings.

We elected to settle the dividend rate swaps used to hedge $510 million of BCE Inc. Series AA preferred shares and $510 million of BCE Inc. Series AC preferred shares in the third quarter of 2003. These dividend rate swaps, in effect, converted the fixed-rate dividends on these preferred shares to floating-rate dividends. They were to mature in 2007. As a result of the early settlement, we received total proceeds of $83 million in cash. After the settlement, all of our derivative contracts qualify for hedge accounting.

Under Canadian GAAP, the proceeds are being deferred and amortized against the dividends on these preferred shares over the remaining original terms of the swaps. Under United States GAAP, these dividend rate swaps did not qualify for hedge accounting and were recorded on the balance sheet at fair value. As a result, the amortization of the deferred gain under Canadian GAAP is reversed for United States GAAP purposes.

l) Impact of adopting new accounting standards

Consolidation of variable interest entities
Effective July 1, 2003, we adopted FASB Interpretation (FIN) No. 46, Consolidation of Variable Interest Entities, on a prospective basis. This interpretation clarifies how to apply Accounting Research Bulletin No. 51, Consolidated Financial Statements, to variable interest entities when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties.

We determined a transitional loss of $25 million net of tax in the third quarter of 2003. We recorded it as a cumulative effect of a change in accounting policy as of July 1, 2003, as required by the transitional provisions of FIN No. 46. Under Canadian GAAP, the transitional loss is recorded as an adjustment to retained earnings. See Note 1, Significant accounting policies, in our 2003 annual report for a summary of how this affected our consolidated financial statements.

5

Certification of Interim Filings
during Transition Period

          I, Michael J. Sabia, President and Chief Executive Officer of BCE Inc., certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BCE Inc. (the issuer) for the interim period ending September 30, 2004;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: November 2, 2004	By:	(signed) Michael J. Sabia

Michael J. Sabia President and Chief Executive Officer BCE Inc.

Certification of Interim Filings
during Transition Period

          I, Siim A. Vanaselja, Chief Financial Officer of BCE Inc., certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BCE Inc. (the issuer) for the interim period ending September 30, 2004;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: November 2, 2004	By:	(signed) Siim A. Vanaselja

Siim A. Vanaselja Chief Financial Officer BCE Inc.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

(signed) Michael T. Boychuk

Michael T. Boychuk
Senior Vice-President and Treasurer

Date: November 3, 2004